ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 19, 2019

SCHEDULE A AUDIT COMMITTEE CHARTER	1

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form ("Annual Information Form"), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as "we", "our", "us", the "Company" or "B2Gold". All information contained in this Annual Information Form is as at December 31, 2018, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words "is", "are", "current", "currently", "presently", "now" and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Readers are also encouraged to review the Company's annual financial statements and the management's discussion & analysis of the Company for the year ended December 31, 2018.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the relocation of the village of Fadougou near the Fekola Mine and the timing of completion thereof; the results of the preliminary Fekola expansion study being fed into the ongoing mine/mill expansion evaluation to optimize the economics of the Fekola Mineral Resource; the optimized Fekola expansion study, the subject, scope and the timing of release of initial results thereof, gold production at the Fekola Mine being weighted towards the second-half of 2019; stockpiled lower-grade material being processed later in the mine life of the Fekola mine; testwork results and engineering studies at the Fekola Mine and the timing of completion thereof; the Fekola Mine ultimately having a union in place; the staged pit development at the Fekola Mine mitigating the geological, geotechnical and economic risks for the project; HG, medium grade, and LG ore being blended throughout the mine life of the Fekola Mine, with high- and medium-grade ore being prioritized to increase produced ounces and project value; an escrow account being funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine; recoveries at the Fekola Mine continuing to be within the range of design (92.7%) and observed (94.7%) recoveries; the timing of cessation of mining activities at the Masbate Gold Project; the projected gold production amounts at the Masbate Gold Project during the mining years and at the end of the open-pit mine life; all necessary permits being granted in support of the mining operations at the Masbate Gold Project, and that all the required surface rights can be obtained; the mining rate at Masbate remaining constant, and the additional mill feed for the plant coming from LG ore from the mine and stockpiles; higher grade ore production from the Wolfshag Pit and the timing thereof; stockpiles being processed at the Ojtikoto Mine, the type of stockpile and the timing thereof; the mining rates at the Otjikoto Mine; the timing of receipt of the Jabali Antenna permit and the start of production thereat; La Libertad mining and processing into 2020; El Limon expansion, and the timing of completion thereof; and budgets, schedules and work programs for advancing the Gramalote Project being developed once the project evaluation is completed, and the timing of release of such project evaluation. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Annual Information Form that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Annual Information Form.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to in this Annual Information Form under the heading "Risk Factors" and elsewhere herein.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of B2Gold management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements.

Currency and Exchange Rate Information

Our financial statements are reported in U.S. dollars. A reference in this Annual Information Form to:

•"C$" or "Canadian dollar" is to the lawful currency of Canada;

•"N$" or "Namibian dollar" is to the lawful currency of Namibia;

•"Rand" or "South African Rand" is to the lawful currency of South Africa;

•"Córdoba" is to the lawful currency of Nicaragua;

•"PHP" or "Philippine peso" is to the lawful currency of the Philippines;

•"CFA franc" or "West African CFA franc" is to the lawful currency of Mali and Burkina Faso;

•"COL$" or "Colombian peso" is to the lawful currency of Colombia;

•"Euro" is to the lawful currency of the European Union; and

•"$", "US$" or "U.S. dollar" is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada rate of exchange.

Fiscal Year Ended December 31,
	2016	2017	2018
Rate at the end of period	US$0.7448	US$0.7971	US$0.7330
Average rate during period	US$0.7548	US$0.7708	US$0.7721
Highest rate during period	US$0.7972	US$0.8245	US$0.8138
Lowest rate during period	US$0.6854	US$0.7276	US$0.7330

On March 19, 2019, the daily average rate of exchange for one Canadian dollar in U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7523.

Production Results, Technical Information and Cautionary Note for United States Readers

Actual and projected production results presented in this Annual Information Form reflect total production at the mines the Company operates on a 100% project basis. As further discussed in this Annual Information Form, the Company has an indirect ownership interest of 80% in the Fekola Mine, 90% in the Otjikoto Mine, 100% in each of the La Libertad and El Limon Mines, and its wholly owned subsidiary has the right to purchase all ore from the Masbate Gold Project (each mine and project are as defined herein).

The disclosure included in this Annual Information Form uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council - Definitions adopted by CIM Council on May 10, 2014 (the "CIM Standards"), which were adopted by the Canadian Securities Administrators' ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all of our Mineral Reserves and Mineral Resources included in this Annual Information Form have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of the United States Securities and Exchange Commission's (the "SEC") Industry Guide 7 ("Guide 7") under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and CIM Standards. These definitions differ from the definitions in Guide 7, and therefore may not qualify as reserves under SEC standards. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Accordingly, resource information contained herein may not be comparable to similar information disclosed by U.S. companies under Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Historical results or feasibility models presented herein are not guarantees or expectations of future performance. It cannot be assumed that all, or any part, of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or that it can be economically or legally mined. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The term "Qualified Person" as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101. Except where otherwise disclosed:

•Peter D. Montano, P.E., the Project Director of B2Gold, a Qualified Person, has approved the scientific and technical information related to operations matters contained in this Annual Information Form.

•Tom Garagan, Senior Vice President of Exploration of B2Gold, a Qualified Person, has approved the scientific and technical information regarding exploration matters contained in this Annual Information Form.

•John Rajala, Vice President of Metallurgy of B2Gold, a Qualified Person, has approved El Limon development information contained in this Annual Information Form.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. A chart showing the names of our material subsidiaries and certain subsidiaries holding an interest in mineral projects the Company considers significant that are described in this Annual Information Form and their respective jurisdiction of incorporation is set out below:

Notes:

(1)All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected above.

(2)Colombian branches are not separate legal entities.

(3)Not a subsidiary of B2Gold.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Vancouver-based gold producer with five operating mines (one mine in Mali, one mine in Namibia, one mine in the Philippines and two mines in Nicaragua). In addition, we have a portfolio of other evaluation and exploration projects in several countries including Mali, Colombia, Burkina Faso, Finland, Namibia and Nicaragua. Our material mineral properties consist of the following three mines:

•Fekola mine (80% ownership), an open pit gold mine located approximately 40 kilometres ("km") south of the city of Kéniéba, Mali ("Fekola Mine");

•Otjikoto mine (90% ownership), an open pit, and potential underground, gold mine located approximately 300 km north of Windhoek, the capital of Namibia ("Otjikoto Mine"); and

•Masbate gold project (ownership as described in "Material Properties - Masbate Gold Project" below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km south-east of Manila, the capital of the Philippines ("Masbate Gold Project").

Our other significant assets consist of the following mines and two projects:

•El Limon mine (100% ownership), an underground and open pit gold mine located in northwestern Nicaragua, approximately 100 km northwest of Managua, the capital of Nicaragua ("El Limon Mine");

•La Libertad mine (100% ownership), an underground and open pit gold mine located 110 km due east of Managua, and 32 km northeast of Juigalpa, Nicaragua ("La Libertad Mine");

•Burkina Faso regional projects consisting of the Kiaka and Toega projects (81% ownership), gold projects located 140 km southeast of Ouagadougou, the capital of Burkina Faso (respectively "Kiaka Project" and "Toega Project"); and

•Gramalote Project (49% ownership), a gold project located 230 km northwest of Bogota, the capital of Colombia ("Gramalote Project").

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2016 Developments

On January 11, 2016, the Company filed a final short form base shelf prospectus (the "Base Shelf Prospectus") in each of the provinces of Canada and a corresponding amended shelf registration statement in the United States, which allowed us to offer up to $300 million of debt securities, warrants, subscription receipts, units or common shares of the Company (the "Common Shares"), or any combination thereof, from time to time during a 25-month period, which expired in February 2018.

On March 14, 2016, the Company received approvals for prepaid sales financing arrangements of up to $120 million (the "Prepaid Sales") from our Credit Facility Bank Syndicate (as defined below). The Prepaid Sales, in the form of metal sales forward contracts, allowed the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment ("Prepaid Amount"). The Prepaid Sales arrangements had a term of 33 months commencing March 2016, and settlement was in the form of physical deliveries of unallocated gold from any of our mines in 24 equal monthly installments during 2017 and 2018. Initial Prepaid Sales contracts had been entered into for the delivery of 49,475 ounces of gold in 2017 and 53,791 in 2018, for total cash Prepaid Amount proceeds of $120 million.

On June 8, 2016, the Otjikoto equipment loan facility, entered into on December 4, 2013 (and as amended from time to time) between B2Gold Namibia Minerals (Proprietary) Limited, as borrower, Caterpillar Financial SARL, as arranger, Caterpillar Financial Services Corporation, as original lender, and the Company and B2Gold Namibia (Proprietary) Limited ("B2Gold Namibia"), as guarantors (the "Otjikoto Equipment Facility"), was amended to extend the term over which loans may be advanced under the facility to December 31, 2016 and an additional $4.5 million was made available for drawdown. As at December 31, 2018, the Company had drawn down the full amount currently available under the Otjikoto Equipment Facility.

On August 11, 2016, the Company entered into an equity distribution agreement (the "ATM Agreement") with two placement agents for the sale of Common Shares having up to an aggregate gross offering price of $100 million through "at the market" distributions. The offering of Common Shares under the ATM Agreement (the "ATM Offering") was made pursuant to a prospectus supplement (the "Supplement") filed in all of the provinces of Canada and incorporated by reference into the Base Shelf Prospectus. During the year ended December 31, 2016, the Company issued 14.8 million Common Shares at an average price of $3.17 per Common Share for gross proceeds of $47.1 million (net proceeds of $44.2 million after deducting costs associated with the issuance). During the year ended December 31, 2017, no Common Shares were issued under the ATM Agreement. In the second quarter of 2017, the Company terminated the ATM Agreement.

On September 7, 2016, the Company entered into a Euro 71.4 million term equipment facility (the "Fekola Equipment Facility") with Caterpillar Financial SARL, as mandated lead arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to our majority-owned subsidiary, Fekola S.A., to finance or refinance the mining fleet and other mining equipment at our Fekola Mine in Mali. The Fekola Equipment Facility is available for a period that commenced on February 13, 2017 (the "Financial Close Date") and ends on the earlier of the day when the Fekola Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Fekola Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. The Company is required to maintain a deposit in a debt service reserve account ("DSRA") equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and its subsidiary, Mali Mining Investments Limited, have guaranteed the Fekola Equipment Facility and security has been given over equipment which has been financed by the Fekola Equipment Facility, related warranty and insurance and over the DSRA. As at December 31, 2018, the Company had drawn Euro 69 million ($78.4 million equivalent) with Euro 2 million ($2.2 million equivalent) undrawn.

On September 27, 2016, the Philippine Department of Environment and Natural Resources ("DENR") announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. As reported by us on February 2, 2017, the DENR announced further results of its mining audit and the Masbate Gold Project was not among the mines announced to be suspended or closed. Additional results of the mining audit were released on November 17, 2018 and, once again, the Masbate Gold Project was not among the mines announced to be suspended or closed. The Philippine Mining Industry Coordinating Council (the "MICC"), the oversight committee for DENR, plans to commence another audit of mines in the Philippines in 2019, however, no specific date for such has been announced as of yet.

In March 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola S.A., which merged with Songhoi Resources SARL ("Songhoi") in December 2016 to become the holder of Médiandi Exploitation Licence and therefore now holds our interest in the Fekola Mine. Under Mali law, the Company was required to contribute a 10% free carried non-dillutable interest in Fekola S.A. to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola S.A. which it has exercised.

2017 Developments

In the first half of 2017, the Company entered into further Prepaid Sales transactions with the Credit Facility Banking Syndicate (as defined below) totalling $30 million for delivery of 25,282 ounces of gold for delivery between January 31 and May 20, 2019.

On May 30, 2017, an amendment to the Otjikoto Equipment Facility was entered into to allow B2Gold Namibia Minerals (Proprietary) Limited to re-borrow up to $6.48 million of the amount previously repaid, which was fully drawn as at December 31, 2018.

On June 1, 2017, our affiliate Filminera Resource Corporation ("Filminera") and subsidiary Philippine Gold Processing & Refining Corporation ("PGPRC") entered into an aggregate of $17.8 million in equipment facilities with Caterpillar Financial Services Philippines, Inc. (together, the "Masbate Equipment Facility"). The principal amount is available to finance or refinance the mining fleet and other mining equipment at the Masbate Gold Project in the Philippines. The Masbate Equipment Facility is available for a period that ends on the earlier of the day when the Masbate Equipment Facility is fully drawn and December 31, 2018. The Masbate Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Masbate Equipment Facility and security is given over the equipment of the borrower which has been financed by the Masbate Equipment Facility. As at December 31, 2018, $16.7 million had been drawn.

On July 7, 2017, the Company entered into an amended and restated revolving credit facility (the "Credit Facility") with a syndicate of international banks, which includes HSBC Bank USA, National Association, which acts as administrative agent and lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner, The Bank of Nova Scotia, Société Générale, ING Bank N.V., and the Canadian Imperial Bank of Commerce (collectively, the "Credit Facility Bank Syndicate"), to upsize our revolving credit facility to an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under our previously amended revolving credit facility. The Credit Facility also allows for an accordion feature whereby upon receipt of additional binding commitments, the Credit Facility may be increased to $600 million any time prior to the maturity date. The Credit Facility bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on our consolidated net leverage ratio. Commitment fees for the undrawn portion of the Credit Facility are on a similar sliding scale basis of between 0.5% and 0.925%. The term of the Credit Facility is four years, maturing on July 7, 2021. From December 29, 2017 onwards, for such time as the indebtedness outstanding under our existing Notes (as defined below) was greater than $100 million, the sliding scale interest temporarily increased to a sliding scale range of between LIBOR plus 2.5% to 4%. The increase in the sliding scale rate would cease upon the reduction of outstanding indebtedness under the Notes to $100 million or less. In addition, a fee equal to 0.25% of the total Credit Facility was payable on December 29, 2017 and every 90 days thereafter until the outstanding indebtedness under the Notes is $100 million or less (as discussed below, the Notes were completely repaid on October 1, 2018).

In March 2017, the Company signed a mining convention in the form required under the 2012 Mining Code (Mali) (the "2012 Mining Code") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali (the "Fekola Convention"). In August 2017, the Company finalized certain additional agreements with the State of Mali including a shareholders agreement (the "Fekola Shareholders Agreement"), the share purchase agreement pursuant to which the State of Mali exercised the aforementioned additional 10% ownership interest in Fekola S.A. (the "Share Purchase Agreement") and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

On September 25, 2017, the Company announced that we completed the construction of the Fekola mill and commenced ore processing at the Fekola Mine, more than three months ahead of schedule and on budget. The Company also completed a new life-of-mine ("LoM") plan for the Fekola deposit that projects higher mill throughput and annual gold production, and lower projected operating costs per ounce and all-in sustaining costs per ounce of gold than the original (4 million tonnes per annum ("Mtpa")) plan in the optimized Fekola feasibility study. The new LoM plan was completed based on the expanded 5 Mtpa mill throughput and takes into account an early start-up, increased processing throughput and improved open-pit design and scheduling.

On October 7, 2017, the first gold pour at the Fekola Mine occurred, approximately three months ahead of schedule.

On October 23, 2017, Ms. Robin Weisman was appointed to the board of directors of the Company (the "Board").

On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the schedule announced in the optimized Fekola feasibility study. The Fekola Mine was officially opened in January 2018.

In 2017, the MICC voted to rescind the existing Department Administrative Order which bans new open-pit mines in the Philippines (which does not apply to current Masbate Gold Project operations). They have indicated that the order may be lifted provided that mining laws, rules and regulations are strictly enforced.

In 2017, a detailed capital cost estimate of $25.5 million was completed by Lycopodium Limited, working with the Company's engineering team, for the expansion of the Masbate Gold Project processing plant to 8 million tonnes per year. In early 2019, the expansion project was completed by the Company and the upgraded processing plant was brought online.

2018 Developments

On May 29, 2018, the Company celebrated the official opening of the B2Gold Solar Plant at its Otjikoto Mine in Namibia. Changing the power plant to a heavy fuel oil ("HFO") solar hybrid plant is expected to reduce processing costs by approximately 3% and power costs by approximately $0.026 kilowatt per hour. It is also expected to reduce greenhouse gas ("GHG") emissions produced by the mine.

On June 14, 2018, the Company launched its second annual Responsible Mining Report. The report provides a detailed overview of the Company's economic, governance, environmental and social performance in 2017. A copy of the report can be accessed on the Company's website at www.b2gold.com.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State of Mali in Fekola S.A. for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President of Mali. In light of such, the Company transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us for our 80% interest.

In October 2018, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and announced positive results from the expansion study at El Limon Mine, and that a renewed collective agreement had been signed with El Limon labour unions.

On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes (the "Notes") on maturity. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million, which B2Gold funded using existing cash on hand and a portion of its Credit Facility.

In late 2018, the Company completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola Mine and mill from the base case of 6 Mtpa of ore throughput to 7.5 Mtpa. The results of the preliminary study indicated robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola Mine primary crusher and semi-autogenous grind ("SAG") mill and other process systems, the study demonstrated that the 7.5 Mtpa upside could be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

DESCRIPTION OF THE BUSINESS

General

We are a Vancouver-based senior gold producer with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to continue growing as a profitable and responsible gold producer through ongoing exploration of our existing projects and accretive acquisitions, irrespective of the gold price.

Principal Product

Our principal product is gold, with gold production forming all of our revenues. There is a global market into which we can sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have an active recruitment program, have highly qualified management personnel and staff, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields as well as a retention rate of highly skilled employees and we anticipate that we will not have significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies (including, as a senior gold producer, some of the largest mining companies in the world) and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mineral exploration and development business is subject to mineral and commodity price cycles. The marketability of minerals is also affected by worldwide economic cycles.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; Bamako, Mali; Accra, Ghana; Dakar, Senegal; and Medellin, Colombia. As at the date hereof, we, including our subsidiaries, employ a total of 3,168 permanent employees and 2,074 fixed-term employees for a total of 5,242 employees.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at El Limon Mine is effective until October 22, 2020. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2019, having signed a renewal in January 2018. The collective bargaining agreement covering the workers at the Otjikoto Mine is negotiated annually, and remains in place until current negotiations are complete.

Fekola currently is not unionized. However, the entire mining industry in Mali is governed by a single union and it is anticipated that the Fekola Mine will ultimately have a union in place. Currently, all labour discussions are managed through employee representatives that are elected during site-wide elections. Labour relations are currently very good at Fekola.

Foreign Operations

Our principal operations and assets are located in Mali, Namibia, the Philippines, Nicaragua, Burkina Faso, and Colombia. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, and mine safety. The effect of these factors cannot be accurately predicted. See heading "Risk Factors".

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform audits and environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current closure and reclamation cost estimate at La Libertad Mine, El Limon Mine, the Masbate Gold Project, the Otjikoto Mine and the Fekola Mine is approximately US$125.8 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in site conditions and the LoM plans.

Environmental, Occupational Health and Safety, and Regulatory

We have adopted environmental and biodiversity policies designed to ensure environmental risks are adequately addressed while committing to environmental protection for all our activities. We have also adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees. We have also implemented Health, Safety & Environmental ("HSE") Management System Standards and Occupational Health and Safety, Environmental and Biodiversity Performance Standards at the corporate level to provide minimum requirements for the development and implementation of both corporate and site HSE management systems. Our HSE Management System and Performance Standards are based on international standards including compliance with in-country regulations, relevant International Organization for Standardization ("ISO") and Occupational Health, Safety and Security standards, and reliance on the International Finance Corporation Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

We implement the HSE management systems and manage HSE performance with dedicated HSE personnel at both the corporate and site levels. In addition, we have in place a Health, Safety, Environment, Social and Security Committee of the Board to assist the Board in overseeing our health, safety, environmental and corporate social responsibility policies and programs, and our health, safety, environmental and corporate social responsibility performance and our security programs.

The following is a brief summary of HSE management systems in place across our different projects:

•Fekola Mine: The Fekola Mine continues to develop and implement a full HSE management system that complies with all local and national regulatory requirements and as well as all corporate HSE management systems and performance standards requirements on health, safety, environment, and biodiversity. The HSE management system and performance of the operation underwent initial baseline audits of both the HSE Management System Standards and HSE Performance Standards in 2018. The HSE management system and performance of the Fekola Mine will continue to be audited by independent experts in 2019 and beyond.

•Masbate Gold Project: The Masbate Gold Project has developed and implemented an HSE management system based on our HSE Management System and Performance Standards. The HSE management system and performance includes annual internal auditing of the Masbate Gold Project by independent experts. In addition, the Masbate Gold Project maintains ISO 14001 certification (to ISO 14001:2015) and evaluates its management of cyanide in relation to the International Cyanide Management Code.

•Otjikoto Mine: B2Gold Namibia continues to develop and implement a full HSE management system in compliance with local and national regulatory requirements and covers all corporate HSE management systems and performance standards requirements on health, safety, environment, and biodiversity. The HSE management system and performance includes annual auditing of the Otjikoto Mine by independent experts.

•El Limon Mine: El Limon Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards in compliance with local and national regulatory requirements and led by senior management, the HSE departments, and HSE Management System Coordinators. The HSE management system and performance includes annual auditing of El Limon Mine by independent experts.

•La Libertad Mine: La Libertad Mine has developed and implemented an HSE management system based on our HSE Management System and Performance Standards. The HSE management system and performance includes annual internal auditing of the La Libertad Mine by independent experts.

•Regional Exploration Projects: Regional exploration projects adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the specific site.

•Reclamation and Care and Maintenance Sites: Reclamation and care and maintenance sites adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to the regulatory authorities. We encourage open dialogue and have prepared procedures for responding to concerns of all entities with respect to HSE issues.

For an expanded discussion of the Company's environmental, governance and social initiatives, please see our annual Responsible Mining Report. The report includes a detailed overview of the Company's economic, governance, environmental and social performance. A copy of the report can be accessed on the Company's website at www.b2gold.com.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves are reported from pit designs and underground stope designs based on Indicated Mineral Resources. Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves.

Economic parameters such as mining costs, processing costs, metallurgic recoveries and geotechnical considerations have been applied to determine economic viability of the Mineral Reserves based on a gold price of US$1,250 per ounce ("/oz"). Mineral Reserves contained in stockpiles that meet the project-specific Mineral Reserve cutoff grades are also included for the Fekola and Otjikoto Mines and the Masbate Gold Project.

Mineral Resources amenable to open pit mining are constrained with conceptual pit shells defined by economic parameters and using a gold price of US$1,400/oz. Mineral Resources amenable to underground mining methods are reported above cutoff grades defined by site operating costs and using a gold price of US$1,400/oz. Mineral Resources contained in stockpiles that meet the project-specific cutoff grades are also included for the Fekola, Masbate and Otjikoto Mines. Gold grades are expressed in grams per tonne of gold ("g/t Au").

Except where stated otherwise, Mineral Reserve and Resource estimates for B2Gold's operating mines have been updated to account for mining depletion, using topographic surfaces as of December 31, 2018. These Mineral Reserve and Resource estimates are reported by project/mine on both a 100% project basis reflecting the total Mineral Resources and Mineral Reserves and the applicable project specific attributable basis reflecting B2Gold's ownership interest (details in notes below).

Probable Mineral Reserves Statement

Country	Mine or Project	100% Project Basis			B2Gold Mineral Reserves Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Probable Mineral Reserves
Mali	Fekola	43,000	2.38	3,290	80	34,400	2.38	2,630
Philippines	Masbate	81,500	0.82	2,160	100(3)	81,500	0.82	2,160
Namibia	Otjikoto	19,800	1.54	980	90	17,800	1.54	880
Nicaragua	La Libertad	1,100	2.01	70	100	1,100	2.01	70
Nicaragua	El Limon	600	3.97	70	100	600	3.97	70
Total Probable Mineral Reserves (includes stockpiles)				6,580				5,820

Notes:

1.Mineral Reserves have been classified using the CIM Standards. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2.Fekola Mine: Mineral Reserves are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. The Mineral Reserves have an effective date of December 31, 2018. The Qualified Person for the estimate is Peter D. Montano, P.E.,who is B2Gold's Project Director. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recovery of 94%, selling costs of $112.29/oz (including royalties), average mining cost of $2.49 per tonne ("/t") mined, average processing cost of $17.17/t processed, and site general costs of $4.39/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.8g/t cutoff there is a 1.4% increase in tonnes, a 2.1% reduction in grade, and a 0.7% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported above a cutoff grade of 0.8g/t Au.

3.Masbate Gold Project: Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC, has the right to purchase all ore from the Masbate Gold Project. B2Gold has a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "Material Properties - Masbate Gold Project" for a further discussion of the foregoing. The Mineral Reserves have an effective date of December 31, 2018. The Qualified Person for the estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/ounce, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 63% to 86%), selling costs of $54.11/oz and average base operating cost estimates of US$1.50-$1.80/t mined (mining), US$9.57/t processed (processing) and US$1.84-3.45/t processed (general and administrative). Dilution and ore loss were applied through block averaging such that at a cutoff of 0.49 g/t Au, there is a 7.7% increase in tonnes, a 6.6% reduction in grade and a 0.7% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at cutoffs that range from 0.41-0.54 g/t Au.

4.Otjikoto Mine: Mineral Reserves for Otjikoto and Wolfshag are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI Mining (Proprietary) Ltd., a Namibian empowerment company ("EVI"). The Mineral Reserves have an effective date of December 31, 2018. The Qualified Person for the estimate is Peter D. Montano, P.E., who is B2Gold's Project Director. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recovery of 98%, selling costs of $51.44/oz including royalties and levies, average mining cost of $2.29/t mined, average processing cost of $12.99/t processed, and site general costs of $3.25/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.45 g/t cutoff there is a 2.3% decrease in tonnes, a 2.2% reduction in grade, and 4.4% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported above a cutoff grade of 0.45 g/t Au.

5.La Libertad Mine: Mineral Reserves are reported on a 100% basis, and have an effective date of December 31, 2018. The Qualified Person for the estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/ounce, metallurgical recoveries that range from 90% to 94%, and operating cost estimates of US$2.64/t mined (mining), US$14.80/t processed (processing) and US$3.50/t processed (general and administrative). Dilution and ore loss was applied to the Jabali material through block averaging such that at a cutoff of 0.75-0.76 g/t Au, there is a 15% increase in tonnes, a 26% reduction in grade and 14% reduction in ounces when compared to the Mineral Resource model. No dilution is applied to spent-ore. Mineral Reserves are reported at cutoffs that range from 0.64-0.74 g/t Au.

6.El Limon Mine: Mineral Reserves are reported on a 100% basis. The Mineral Reserves have an effective date of December 31, 2018. The Qualified Person for the estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer. Mineral Reserves are based on underground long-hole stoping mining methods, gold price of US$1,250/ounce, metallurgical recovery of 93.5%, and operating cost estimates of US$53.90-US$82.39/t of ore (mining), US$29.45/t of ore processed (processing) and US$12.11/t processed (general and administrative). Dilution of 29-44% is applied to most zones in addition to 90% mine recovery for all zones. Mineral Reserves are reported at cutoffs that range from 2.80-3.27 g/t Au..

7.Stockpiles: Mineral Reserves in stockpiled material are reported in the totals for the Otjikoto and Fekola Mines and the Masbate Gold Project, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods. Stockpile cutoffs vary by deposit, from 0.4-0.7 g/t Au.

Measured and Indicated Mineral Resource Statement

Country	Mine or Project	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Measured Mineral Resources
Burkina Faso	Kiaka	33,700	1.09	1,180	81	27,300	1.09	950
Total Measured Mineral Resources				1,180				950
Indicated Mineral Resources
Mali	Fekola	87,100	1.87	5,240	80	69,600	1.87	4,190
Philippines	Masbate	124,300	0.87	3,470	100(4)	124,300	0.87	3,470
Namibia	Otjikoto	38,400	1.24	1,540	90	34,600	1.24	1,380
Nicaragua	La Libertad	2,000	2.61	170	100	2,000	2.61	170
	El Limon	11,700	2.40	910	100	11,700	2.40	910
Burkina Faso	Kiaka	119,500	0.96	3,690	81	96,800	0.96	2,990
Colombia	Gramalote	162,600	0.75	3,930	49	79,700	0.75	1,930
Total Indicated Mineral Resources (includes Stockpiles)				18,940				15,030
Measured and Indicated Mineral Resources
Mali	Fekola	87,100	1.87	5,240	80	69,600	1.87	4,190
Philippines	Masbate	124,300	0.87	3,470	100(4)	124,300	0.87	3,470
Namibia	Otjikoto	38,400	1.24	1,540	90	34,600	1.24	1,380
Nicaragua	La Libertad	2,000	2.61	170	100	2,000	2.61	170
	El Limon	11,700	2.40	910	100	11,700	2.40	910
Burkina Faso	Kiaka	153,300	0.99	4,860	81	124,100	0.99	3,940
Colombia	Gramalote	162,600	0.75	3,930	49	79,700	0.75	1,930
Total Measured and Indicated Mineral Resources (includes Stockpiles)				20,110				15,980

Inferred Mineral Resource Statement

Country	Mine or Project	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred Mineral Resources
Mali	Fekola	26,500	1.61	1,370	80	21,200	1.61	1,100
	Anaconda	21,600	1.11	770	85	18,300	1.11	650
Philippines	Masbate	18,000	0.90	520	100(4)	18,000	0.90	520
Namibia	Otjikoto	4,200	2.27	310	90	3,800	2.27	280
Nicaragua	La Libertad	3,200	4.37	450	100	3,200	4.37	450
	El Limon	5,600	5.53	1,000	100	5,600	5.53	1,000
Burkina Faso	Kiaka	33,700	0.93	1,010	81	27,300	0.93	810
	Toega	17,500	2.01	1,130	81	14,200	2.01	920
Colombia	Gramalote	125,200	0.52	2,090	49	61,300	0.52	1,030
Total Inferred Mineral Resources				8,640				6,750

Notes:

1.Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2.Fekola Mine: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. The Mineral Resources have an effective date of December 31, 2018. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold's Project Director. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 94.5%, and average operating cost estimates of US$2.00/t mined (mining), US$14.50/t processed (processing) and US$4.50/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.6 g/t Au.

3.Anaconda: Mineral Resources are reported on a 100% project and an 85% attributable basis; under the 2012 Mining Code, the State of Mali has a 10% free carried interest with an option to acquire an additional 10% participating interest, and 5% is held by a third party. The Mineral Resources have an effective date of March 22, 2017 and are considered current as of December 31, 2018. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.35g/t Au.

4.Masbate Gold Project: Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold's wholly-owned subsidiary, PGPRC, has the right to purchase all ore from the Masbate Gold Project. B2Gold has a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "Material Properties - Masbate Gold Project" for a further discussion of the foregoing. The Mineral Resources have an effective date of December 31, 2018. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 63% to 86%), and operating cost estimates of US$1.50-$1.80/t mined (mining), US$9.57/t processed (processing) and US$1.84-3.45/t processed (general and administrative). Mineral Resources are reported at an average cutoff of 0.4g/t Au.

5.Otjikoto Mine: Mineral Resources are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI. The Mineral Resources have an effective date of December 31, 2018. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold's Project Director. Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,400/oz, metallurgical recovery of 98%, and operating cost estimates of US$2.23/t mined (mining), US$12.85/t processed (processing) and US$3.24/t processed (general and administrative). Mineral Resources that are amenable to open pit mining are reported at a cutoff of 0.40 g/t Au. Mineral Resources that are amenable to underground mining are reported at cutoff of 2.60 g/t Au.

6.La Libertad Mine: Mineral Resources are reported on a 100% basis, and have an effective date of December 31, 2018. The Qualified Person for the estimates is Brian Scott, P.Geo., who is B2Gold's Vice President, Geology and Technical Services. The Mineral Resource estimates amenable to open pit mining assume a gold price of US$1,400/oz, metallurgical recoveries that range from 90% to 94%, and operating cost estimates of US$1.37-2.50/t mined (mining), US$14.80/t processed (processing) and US$3.50/t processed (general and administrative). Mineral Resources amenable to open pit mining are reported at cutoffs that range from 0.55-0.65 g/t Au. Mineral Resources amenable to underground mining are reported at cutoffs that range from 2.1-2.2 g/t Au.

7.El Limon Mine: Mineral Resources are reported on a 100% basis. The Mineral Resources have an effective date of December 31, 2018. The Qualified Person for El Limon Central estimates is Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration. The Qualified Person for the other estimates is Brian Scott, P.Geo., B2Gold's Vice President, Geology and Technical Services. Mineral Resource estimates assume a gold price of US$1,400/oz, metallurgical recovery of 88.1-93.5%, and operating cost estimates of US$53.90-82.39/t of ore mined from underground (mining), US$2.50/t of ore mined from open pit (mining), US$29.45/t processed (processing) and US$12.11/t processed (general and administrative). Mineral Resources amenable to underground mining are reported at cutoffs that range from 2.5 -2.9 g/t Au. Mineral Resources amenable to open pit mining are reported at a cutoff of 1.25 g/t Au.

8.Kiaka Project: Mineral Resources are reported on a 100% project and an 81% attributable basis; the remaining interest is held by GAMS-Mining F&I Ltd (9%) a Cypriot company, and the Government of Burkina Faso (10%) (representing the 10% interest that is held by the Burkina Faso government). The Mineral Resource estimate has an effective date of January 8, 2013. The Qualified Person for the estimate is Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting. Mineral Resources assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 89.8%, and operating cost estimates of US$1.58/t mined (mining), US$11.89/t processed (processing, and general and administrative). Mineral Resources are reported at a cutoff of 0.4 g/t Au.

9.Toega Project: Mineral Resources are reported on a 100% project and an 81% attributable basis; the remaining interest is held by GAMS-Mining F&I Ltd (9%) a Cypriot company, and the Government of Burkina Faso (10%) (representing the 10% interest that will be transferred to the Burkina Faso government if the project advances). The Mineral Resource estimate has an effective date of January 8, 2018 and is considered current as of December 31, 2018. The Qualified Person for the estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration. Mineral Resources assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 86.2%, and operating cost estimates of US$2.50/t mined (mining), US$10.00/t processed (processing) and US$2.10/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.6 g/t Au.

10.Gramalote Project: Mineral Resources are reported on a 100% project and a 49% attributable basis; the remaining 51% interest is held by AngloGold Ashanti Limited. Mineral Resources have an effective date of August 31, 2016 and are considered current as of December 31, 2017. The Qualified Person for the estimate is Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy for AngloGold. Mineral Resources assume an open pit mining method, gold price of US$1,400, metallurgical recovery of 85% for oxide and 95% for sulphide, and operating cost estimates of US$2.30/t mined (mining), US$3.32 for oxide and US$5.71/t for sulphide processed (processing) and US$1.37/t processed (general and administrative). Mineral Resources are reported at cutoffs of 0.13 g/t Au for oxide and 0.17g/t Au for sulphide.

11.Stockpiles: Mineral Resources in stockpiled material are reported in the totals for the Otjikoto and Fekola Mines and the Masbate Gold Project, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

MATERIAL PROPERTIES

Fekola Mine

Certain portions of the following information are derived from and based on the technical report entitled "NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali" that has an effective date of June 30, 2015, and was prepared by Tom Garagan, P.Geo, William Lytle, P.E, Peter Montano, P.E., Ken Jones, P.E., Sandra Hunter, MAusIMM(CP), and David J. T. Morgan, MIEAust CPEng (the "Fekola Feasibility Study") and is based on the assumptions, qualifications and procedures set out therein. For additional information, please refer to the Fekola Feasibility Study, which is available on SEDAR at www.sedar.com. Information that post-dates the Fekola Feasibility Study is provided by the Company.

Property Description, Location, and Access

The Fekola Mine is situated in southwestern Mali, on the border between Mali and Senegal. The Fekola deposit is located about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba, in the Kayes Region. From Bamako, the Malian capital, it is about a 480 km drive along the Millennium Highway to Kéniéba, then 40 km from the Millennium Highway to the mine site. The mine can also be accessed by road from Dakar in Senegal. The mine is serviced by a purpose-built gravel airstrip.

Permit number 2014/0070 PM-RM (the "Médinandi Exploitation License"), which has an area of 75 square kilometers ("km2") was granted on February 13, 2014, and is valid to February 13, 2044, a 30-year term, which is renewable by successive periods of ten years until the exhaustion of the reserves. The Médinandi Exploitation License was initially held in the name of Songhoi. B2Gold initially acquired a 90% interest in Songhoi through the acquisition of Papillon Resources Pty. Ltd. ("Papillon") in October 2014 and purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL  through a subsequent transaction in January 2015. B2Gold holds an additional two exploration licences in the Fekola area and four in the southern part of Mali.

Fekola S.A., the Company's Malian exploitation company, was incorporated on March 17, 2016 and merged with Songhoi in December 2016 to become the holder of the Médinandi Exploitation Licence. As required under the 2012 Mining Code, the Company contributed a 10% free carried non-dillutable interest in Fekola S.A. to the State of Mali. Under the 2012 Mining Code, the State of Mali also has the option to purchase an additional 10% participating interest in Fekola S.A., which it exercised. As a result, the State of Mali holds a 20% interest in Fekola S.A., and the Company holds the remaining 80% interest.

In connection with the above, B2Gold signed the Fekola Convention in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017, B2Gold finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement, the Share Purchase Agreement and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Convention, as amended, governs the procedural and economic parameters pursuant to which B2Gold operates the Fekola Mine. The Fekola Shareholders Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola S.A. were signed by the relevant Malian government ministers in August 2017. The participating of the State of Mali in Fekola S.A. for a total of 20% was approved by the Malian Council of Ministers Mali, through an ordinance and a decree of the Council of Ministers, signed by the President of Mali in August 2018. In light of such approval, B2Gold transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to B2Gold for 80% interest.

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity. There are a number of small villages in the Médinandi Exploitation License area, but there are currently no known inhabitants in a "no-go" zone, which is the area required for mining operations, infrastructure, and a 500 metre ("m") buffer zone around the active blasting area. Farmers and other inhabitants have previously been re-located and compensation has been paid and there are no expected future payments or liabilities associated with the completed relocation effort. The Company is in the process of resettling 913 households from the nearby Fadougou village (located adjacent to the main Fekola pit) to a new site, with construction of improved housing with access to potable water, solar panels for lighting and community facilities. $11 million was spent by the Company on the resettlement project in 2018. While the relocation of the village was not a requirement in the construction permit, after extensive stakeholder engagement with the local population, the Company decided to proceed with it because of the near proximity of the village to the mine site. A grand opening ceremony for the first phase of New Fadougou was celebrated on January 31, 2019 and was attended by senior government officials, including the Minister of Mines for Mali and the CEO of B2Gold. The remainder of B2Gold's relocation work is planned for completion in 2019, and will be completed in accordance with a Resettlement Action Plan ("RAP") that was completed by an independent consultant in consultation with all stakeholders. The RAP has been approved by the appropriate Malian authorities and the Company is currently building the new village. Relocation of village inhabitants is expected to commence in April 2019.

A 1.65% net smelter returns royalty on production from the Fekola Mine is payable to ETS. Zoumana Traore SARL.

The financial model in the Fekola Feasibility Study was prepared on a pre-tax basis. The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified mining groups. Gold and other precious metals are levied at a 3% royalty rate.

Value-added tax ("VAT") is payable in Mali; however, the 2012 Mining Code has a provision that exploitation license holders have a three-year VAT exemption period. Corporate income tax in Mali is 30%. For exploitation license holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%.

A new tax has been introduced applying to holders of an exploitation license that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by its shareholders' general assembly. This new tax consists of standard taxes and rights applying to operations and results relating to overproduction.

A special tax on certain products (Impôt Spécial sur Certains Produits or "ISCP"), calculated on the basis of turnover exclusive of VAT, also applies and is based on the specified mining group assignment. Under the Fekola Convention, the applicable ISCP rate is 3%. Fekola S.A. is also subject to a stamp duty of 0.6% of its revenue.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

A number of companies have completed exploration activities in the general Fekola area, including Société Nationale de Recherches et d'Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc and Papillon.

The work programs included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization ("IP") geophysical surveys, airborne magnetic and electromagnetic ("EM") surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air blast ("RAB"), air core, reverse circulation ("RC") and core drilling, Mineral Resource and Mineral Reserve estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and mining and technical studies. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Using assumptions and allowances in the 2004 Australasian JORC Code, Papillon completed a scoping-level study in 2012, and a pre-feasibility study in 2013; both studies indicated positive project economics using the assumptions in the studies. B.2Gold completed the Fekola Feasibility Study in 2015, and subsequently commenced mine development activities on the Fekola deposit. B2Gold discovered the Anaconda zone in 2014 and announced an initial Mineral Resource estimate for the zone in 2017.

Fekola Mine construction was successfully completed in late September 2017, and the mine achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule. The Fekola Mine was officially opened in January 2018

There are known zones of artisanal mining activity within the Fekola Mine area.

Geological Setting, Mineralization, and Deposit Types

The Fekola deposit and Anaconda zone are hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali. They are considered examples of orogenic-style gold deposits.

The Fekola deposit is hosted by a moderate to steeply west dipping, folded sequence of marine meta-sediments of the Kofi group. The deposit has been subjected to greenschist facies metamorphism. Gold mineralization is associated with fine-grained disseminated pyrite and local pyrite veinlets. Mineralization has been traced over a strike extent of approximately 3.5 km, to depths of as much as 600 m below surface, and up to 400 m wide. The greatest continuity is observed within a high-grade shoot (>2 g/t Au) which plunges approximately 13° to the north-northwest. Mineralization remains open at depth, down plunge, and to the north.

The Anaconda prospect is hosted by deeply weathered Kofi group meta-sediments and minor intrusive units. It is comprised of several distinct zones that occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. The combined Anaconda-Adder saprolite zone extends over 4.5 km along strike and up to 500 metres ("m") wide at Anaconda and up to 200 m wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 m thick, with an average true thickness of approximately 13.5 m. Mineralization remains open along strike.

Exploration

Exploration activities completed by the Company include a light detection and ranging survey; regolith and geological mapping; geochemical soil, termite mound, rock chip and grab sampling; ground geophysical surveys (IP, gradient, resistivity, pole-dipole, gravimetric); airborne geophysical surveys (aeromagnetic); and pitting and trenching.

Geochemical sampling was used as a first-pass tool to define areas of gold anomalism. Geophysical data have been used to develop the broad lithological and structural framework for the project area.

B2Gold's current and planned exploration activities are discussed under the heading "Fekola Mine - Exploration, Development, and Production".

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling).

Drilling completed at Fekola includes auger, RAB, aircore, RC, and core drilling methods. Drilling and sampling completed prior to January 2007 are not considered part of the current active database and are not used in support of Mineral Resource estimation. Drilling completed as of December 31, 2018 on the licences in Mali includes 626 core holes (153,943 m), 2,377 RC holes (274,178 m), 3,295 aircore holes (143,201 m), 1,166 RAB holes (24,064 m) and 14,456 auger holes (138,866 m).

Drilling that supports the Fekola Mineral Resource estimates was completed from January 2007 to September 30, 2018. A total of 1,000 drill holes (194,406 m) were available in the immediate area of the Mineral Resource estimates. There are 239 core holes (70,438 m), 572 RC holes (72,219 m), 129 holes (50,650 m) that commenced with an RC collar and were completed with core, and 60 aircore drill holes (1,099 m). Aircore drill holes were used for regolith models only.

The drill hole database cutoff date for the Anaconda Mineral Resource estimates was March 22, 2017. Drilling includes 1,629 aircore drill holes (66,550 m), 266 RC holes (31,778 m) and 112 diamond drill core holes (8,720 m) for a total of 2,007 drill holes (107,048 m of drilling).

Drill core is photographed, logged and recoveries are recorded. For RC and aircore samples, moisture content and sample weight are recorded to ensure adherence to optimum drill recovery practices. Drill hole collar locations are surveyed using global positioning system ("GPS") instruments. Down-hole surveys are performed at regular down-hole intervals using Reflex instrumentation. Most of the drill holes at Fekola are drilled at -50º to -55º to the east (N90 E) which intersects the main mineralized zone at a high angle. In general, true thicknesses are 70% to 80% of the sampled length. Drilling at Anaconda is mostly oriented either vertically or -60º to -75º to the east. In general, true thicknesses and down holes thicknesses are similar as drill hole orientation was locally adjusted depending on the orientation of the mineralization.

The 2018 drill program completed the following: auger (1,966 drill holes for 27,121 m), aircore (486 drill holes for 28,036 m); RC (196 drill holes for 27,640 m); and core drilling (115 drill holes for 38,599 m). This exploration was conducted on numerous targets in the Fekola Mine, Fekola regional and Mali South areas.

Drilling at Fekola in 2018 was designed to convert Inferred Mineral Resources to Indicated Mineral Resources close to the reserve pit and extend the limits of Inferred Mineral Resources into Fekola North. Drilling completed in 2018 expanded the Fekola North extension zone mineralization to more than 1 km north of the Fekola resource pit boundary, and approximately 1.2 km north of the reserve pit boundary. The structural setting at Fekola North Extension is identical to that hosting the bulk of the high-grade ("HG") ore in the Fekola deposit.

New drill results were received in 2018 from the Cardinal zone, a target located less than one km from the Fekola Pit.

Anaconda, located approximately 20-25 km from the Fekola Mine, was drilled in 2018 to define the outer edges of saprolite mineralization and to test fresh rock mineralization below the saprolite resource. Drilling returned additional positive results from the near-surface saprolite zones and higher-grade bedrock zones beneath the saprolite, indicating the potential for large, Fekola-style mineralized zones.

Sampling, Analysis, and Data Verification

RC and aircore samples are collected at 1 m intervals in plastic bags using a cyclone, and split using a cone or riffle splitter and a three-tier split. Core is typically sampled on 1 m average intervals with breaks at lithological contacts and alteration boundaries. Following cutting with a diamond saw, core samples are organized into shipments. The primary laboratory takes possession of the samples at site and transports them to Bamako for preparation and analysis.

The primary assay laboratory for 2018 was SGS Bamako in Mali. Bureau Veritas, Abidjan, Cote D'Ivoire ("BV Abidjan") and the Fekola Mine laboratory were used as alternate primary laboratories, due to high sample volumes. SGS Bamako serves as the umpire/secondary laboratory for the BV Abidjan and the minesite laboratory samples. The minesite laboratory serves as the umpire/secondary laboratory for SGS Bamako samples. SGS Bamako is accredited by the South African National Accreditation System under ISO/IEC17025. Samples selected for multi-element analysis are shipped through BV Abidjan to Bureau Veritas/Acme Vancouver. The SGS Bamako and BV Abidjan laboratories are independent of B2Gold and its predecessors.

Samples are dried, crushed to 75% passing 2 millimetres ("mm"), and pulverized to 85% passing 75 micrometers ("µm"). Gold analysis at SGS consists of a 50 g fire assay with an atomic absorption spectrometer ("AAS") and/or gravimetric finish, a method which is within industry norms. Bureau Veritas/ACME uses an aqua regia digest, with an inductively-coupled plasma finish for the multi-element analyses.

Density determinations are performed by site personnel on whole core samples, using the water displacement method. There are currently 26,876 density measurements, of which 8,696 were completed in 2018.

Quality assurance and quality control ("QA/QC") measures include regular insertion of certified reference standards, field duplicate and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision and sample sequencing. Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms.

Sample security measures practiced include moving RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking sample shipments using industry-standard procedures. B2Gold is of the opinion that the core storage is secure because the Fekola camp is remote, access is strictly controlled and a B2Gold (previously Papillon) representative has always been present in the camp.

No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work has been primarily performed by SGS Canada in Lakefield, Ontario ("SGS Lakefield"). SGS Lakefield is accredited to the requirements of ISO/IEC 17025 for relevant mineralogical, geochemical and trade mineral tests conducted for the Fekola Feasibility Study. Additional testing facilities involved in the study include BBA (leach optimization study), FLSmidth (thickener testing) and Jenike and Johanson (ore flow properties for the stockpile reclaim system design).

Completed test work included comminution tests; materials handling properties studies; mineralogical studies; metallurgical composite head analyses, gravity recoverable gold analyses; comparisons of whole ore and carbon-in-leach ("CIL") methods; evaluations of leach performances; cyanide destruction test work; and evaluation of engineering data, including testing of oxygen uptake, slurry rheology, carbon kinetics and thickener settling rate.

Based on analysis of results the following conclusions can be drawn from the metallurgical and comminution test work programs:

•The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a SAG mill and ball mill grinding circuit with pebble crushing ("SABC").

•Fekola ore is predominantly free milling, not preg robbing and is amenable to gold extraction by conventional cyanidation.

•A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit was included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.

•The optimum leaching conditions identified are 24-hour cyanidation with 350 ppm sodium cyanide ("NaCN"), initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.

•The ore typically yields good recoveries (87% to 97%). Test work results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 µm. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 µm is considered to be the economic optimum for the Fekola Mine.

•Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/carbon-in-pulp ("CIP") circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.

•The cyanidation tailings responded well to cyanide destruction treatment using the SO2/Air process.

The ore has a thickener specific settling rate of 0.3 km2 per tonne per day for both the leach and tailings thickener duties.

Gold recovery is forecast at 94% over the LoM. Mill gold recoveries averaged 94.7% in 2018 and were above design predictions (92.7% average) over a broad range of ore types.

On the Anaconda saprolite project two master composites and 28 variability samples were collected in 2017 and sent to SGS Lakefield for leach optimization and recovery test work. Results from that testwork indicate an average gold recovery of 95.3% can be achieved using conventional leach/CIP technology. The Anaconda process flowsheet would be similar at Fekola's, except the front end of the Anaconda plant would implement a sizer and a ball mill for size reduction prior to gold extraction in the leach circuit. SO2/air cyanide destruction was also evaluated in the Anaconda metallurgical test program and worked very well for cyanide removal from CIP tailings. The cyanide destruction product would be thickened similar to Fekola prior to disposal in a lined storage impoundment.

In 2018 an additional 20 samples from the Fekola North area were sent to SGS Lakefield for metallurgical and comminution test work. The main objective of the program was to evaluate the response of the samples collected north of the designed reserve pit to whole cyanidation using the current Fekola plant conditions. The average gold extraction for 14 metallurgical variability samples under existing plant conditions was 91.4%. The variability samples represented a grade range from 0.74 to 4.34 g/t Au. Six of the 20 samples were tested for comminution characteristics and were as classified as "hard" based on the SMC (SAG Mill Comminution) test results, "very hard" using bond rod mill work index (RWI) results and "hard" using the bond ball mill work index (BWi) test work results.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Fekola Deposit

The Mineral Resource estimate for Fekola was built using implicitly-modeled mineralization domains set at three nominal grade thresholds. The overall interpretation and dimensions of the mineralization domains were controlled by the lithology model, regional folding, faulting, and shear zones. Assays were capped by mineralization and regolith domains (fresh rock or saprolite) prior to compositing to 2 m downhole intervals. Average density by mineralization domain and an assumed density for overburden and saprolite were used for tonnage estimates.

Regolith surfaces for base of overburden and base of saprolite (includes laterite and saprock) were also modeled. Most (>97%) of the Mineral Resource is hosted in fresh rock.

Gold grades were estimated using ordinary kriging ("OK") with hard boundaries for each mineralization domain. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the nearest-neighbour ("NN") model, swath plots to check for local bias, comparison to change-of-support distributions, and reconciliation to grade control models.

Indicated Mineral Resource classification is supported by an approximate drill spacing of 50 x 50 m and Inferred Mineral Resource classification is supported by an approximate drill spacing of 100 x 100 m. Stockpiles are classified as Indicated Mineral Resources.

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz, and reported above a cutoff grade of 0.6 g/t Au.

Anaconda Zone

The Mineral Resource estimates for the Anaconda zone are based on modeled surfaces of the bases of laterite, saprolite and saprock using detailed drill hole logging of weathering intensity and lithology. Mineralization zones at nominal grade thresholds of 0.2 g/t Au and 0.6 g/t Au were built in three dimensions ("3D") and used to control the gold grade estimates.

Assays were capped at different levels by grade shell and for laterite with capping applied prior to compositing to 2 m lengths. Block model gold grades were estimated using OK with hard boundaries at the mineralization zone contacts. Densities based on dry bulk measurements on drill core made at site were applied to laterite, saprolite and saprock.

Inferred Mineral Resources are supported by a nominal drill hole spacing of 80 x 80 m with 90% of the resource drilled to 40 x 40 m drill spacing.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model and swath plots by domain to check for local bias.

Mineral Resources

Mineral Resource estimates for the Fekola deposit and Anaconda zone are reported from B2Gold's Mineral Resource models within economically-constrained pit shells. The Mineral Resource estimate for Fekola accounts for mining depletion as of December 31, 2018. It is considered current, and has an effective date as of December 31, 2018. The Mineral Resource estimate for the Anaconda zone was effective as of March 22, 2017 and is current as of December 31, 2018.

Fekola Indicated Mineral Resources Statement

	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	83,000	1.88	5,010	80	66,400	1.88	4,010
Stockpiles	4,000	1.77	230	80	3,200	1.77	180
Total Indicated	87,100	1.87	5,240	80	69,600	1.87	4,190

Fekola and Anaconda Inferred Mineral Resources Statement

	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	26,500	1.61	1,370	80	21,200	1.61	1,100
Anaconda	21,600	1.11	770	85	18,300	1.11	650
Total Inferred	48,100	1.38	2,140		39,500	1.38	1,750

Notes:

1.Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.For Fekola, Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali.

4.For Anaconda, Mineral Resources are reported on a 100% project and an 85% attributable basis; under the 2012 Mining Code, the State of Mali has the right to a 10% free carried interest and has an option to acquire an additional 10% participating interest, and 5% is held by a third party.

5.The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration.

6.The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold's Project Director.

7.Mineral Resource estimates for Fekola and Anaconda assume an open pit mining method and a gold price of US$1,400/oz. For Fekola, a metallurgical recovery of 94.5%, and average operating cost estimates of US$2.00/t mined (mining), US$14.50/t processed (processing) and US$4.50/t processed (general and administrative) were used for pit shell generation. For Anaconda, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.

8.Mineral Resources are reported at a cutoff of 0.6 g/t Au for Fekola and at a cutoff of 0.35 g/t Au for Anaconda.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves based on the October 2018 resource model update, following consideration of the following modifying factors.

Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.8 g/t Au cutoff there is a 1.4% increase in tonnes, a 2.1% reduction in grade and 0.7% reduction in ounces when compared to the Mineral Resource model. The mining cost estimates include grade control drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The owner mining cost estimates were derived from the initial mining equipment productivity and cost estimates, then adjusted based on actual Fekola operating costs and longer-term cost data for similar B2Gold projects. The average mining cost reported for the optimal pit shell is $2.49/t mined. Processing costs for the optimal shell were $17.17/t, and general and administration costs were $4.39/t. The optimization included taxes, royalties, and stamp duties totalling 8.25%.

The ultimate pit and internal phase designs are based on the optimum shells and are constrained by geotechnical parameters, minimum mining widths, and other operational parameters. Mineral Reserves include stockpiled ore as accounted for by mine staff and are based on grade control estimations and surveyed stockpile volumes.

The Mineral Reserve estimate for Fekola accounts for mining depletion as of December 31, 2018, costs based on the 2018 LoM plan and 2019 budgeted costs. It is considered current, and has an effective date, as of December 31, 2018, and has been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Fekola Probable Mineral Reserves Statement

	100% Project Basis			B2Gold Mineral Reserves Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Open Pit	39,300	2.43	3,070	80	31,500	2.43	2,460
Stockpiles	3,600	1.88	220	80	2,900	1.88	180
Total Probable Reserves	43,000	2.38	3,290	80	34,400	2.38	2,630

Notes:

1.Mineral Reserves have been classified using the CIM Standards.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.Mineral Reserves are reported on a 100% project and an 80% attributable basis; the remaining 20% interest is held by the State of Mali.

4.The Qualified Person for the reserve estimate is Peter D. Montano, P.E., who is B2Gold's Project Director.

5.Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recovery of 94%, selling costs of $112.29/oz, (including royalties), average operating cost estimates of US$2.49/t mined (mining), US$17.17/t processed (processing) and US$4.39/t processed (general and administrative).

6.Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.8 g/t Au cutoff there is a 1.4% increase in tonnes, a 2.1% reduction in grade and 0.7% reduction in ounces when compared to the Mineral Resource model.

7.Mineral Reserves are reported above a cutoff grade of 0.8 g/t Au.

Mining Operations

Fekola Mine is a conventional open pit owner-operated mine and plant. Higher-grade material is sent to the plant and lower-grade material is stockpiled which will be processed later in the mine life. The mine plan assumes a mine life of approximately eight years and a processing life of approximately 10 years (including 2019). The ultimate pit is planned for development in a sequence of seven pit phases. The ultimate pit will be approximately 2 km long, 800 m wide and 320 m deep, with an overall strip ratio (waste to ore) of 4.9 to 1. Overall pit slopes vary by geotechnical domain, between 34 and 41 degrees.

In addition to increasing project value, the staged pit development will also mitigate the geological, geotechnical and economic risks for the project considering the 2 km length of the open pit. The design of the future pit stages during the operations, especially the last two stages with higher production cost per ounce, may be adjusted progressively depending on operational experience, exposed ground conditions, and changes in economic conditions.

The base case mine production schedule adopted in 2018 involves the movement of 35 Mtpa material to sustain processing of 5.5 Mtpa. High, medium, and low grade ("LG") ore will be blended throughout the mine life, with high- and medium-grade ore being prioritized to increase produced ounces and project value.

The mining operations are scheduled to work 365 days a year with reduced productivity during the rainy season, although it is assumed that mining operations will take place under wet conditions with borehole and in-pit de-watering programs in place. The equipment fleet is conventional for the industry (90 t capacity rigid haul trucks and 200 t class excavators) and will provide relative flexibility in the utilisation as up to three pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore will be transported from open pits to the run-of-mine ("ROM") pad for direct tipping or stockpiling. It is currently assumed that up to 75% of the ROM feed may need to be stockpiled to regulate the mine production and crusher feed rates.

A single waste rock storage facility ("WRSF") was constructed to the west of the open pit, and suitable mine waste was used for the annual tailings storage facility ("TSF") raises to the northeast of the pit. Location considerations were based on minimising haulage, surface water drainage and area availability. An overall slope angle of 18° was used in the design of the WRSF faces with 5 m berms located at 10 m vertical intervals.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under "Mineral Processing and Metallurgical Testing" above.

The optimum leaching conditions identified were 24-hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 to 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids (w/w). The addition of lead nitrate and dissolved oxygen levels of 15 ppm was found to be beneficial in leach kinetics and overall recovery.

The mill uses a conventional flowsheet, consisting of single-stage primary crushing; a SABC grinding circuit; leach feed thickening with thickener overflow treated through a carbon in column circuit; leaching followed by CIP adsorption; elution and gold recovery to doré; and cyanide destruction, tailings thickening and disposal circuits. The primary gyratory crusher and SABC grinding circuit include a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream flows by gravity to two linear trash screens operating in parallel ahead of a leach thickener. NaCN is added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional NaCN along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit is be used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air will reduce the weak acid dissociable cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream is thickened to recover water before being pumped to the TSF. Key consumables will include reagents, water, and air services.

The mill was designed to process 5 Mtpa. The mill began running higher throughput during the second half of 2018 and a detailed plant study has determined that the mill capacity can reach 6 Mtpa. No market studies are currently relevant as Fekola is an operating mine producing a readily-saleable commodity in the form of doré. Doré produced is exported to Metalor Refining in Switzerland.

Infrastructure, Permitting, and Compliance Activities

Infrastructure constructed on site includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pit, ore stockpiles and WRSFs.

Power supply to the site is from a combination HFO and diesel-fueled power station that is located adjacent to the process plant. The power station has been sized to accommodate a maximum demand power draw of 29.4 megawatts ("MW").

The TSF is located to the north of the process plant and pit, and adjacent to the eastern WRSF. As designed, the TSF will store a total of 62 million tonnes ("Mt") of tailings over 12 stages, with a stage lift performed every year in the dry season. A double stage was constructed in 2018, and the next stage is scheduled for construction in 2020.

The Fekola pit footprint is in an existing natural drainage course, with an upstream catchment of 9 km2, which is diverted around the pit. The site surface water management system is designed to prevent runoff from events up to and inclusive of a 24-hour, 1-in-100 year recurrence interval storm event from entering the pit. Water for the Fekola Mine is sourced from pit groundwater, surface water (direct precipitation and rainfall runoff), dedicated bore holes for potable water use at both the process plant and the accommodation camp, and water pumps at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bore holes and surface water (direct precipitation and run-off) storage.

An Environmental and Social Impact Assessment ("ESIA") was completed for the Fekola Mine in 2013 and approved by the Ministry of Environment and Sanitation on April 29, 2013. In 2015, subsequent to the completion of the Fekola Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, to reflect improvements and modifications to the Fekola Mine design and to align the assessment with international standards. As part of the ESIA and ESIA update, a detailed assessment of potential environmental and social impacts from the development of the Fekola Mine was conducted. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors or the receiving environment.

A mining permit was granted on February 13, 2014, and the Company has all required approvals and permits to operate the Fekola Mine.

The estimated rehabilitation and closure costs for the Fekola Mine are approximately US$28.4 million over the life of the mine. In this regard, an escrow account will be funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience, feasibility study results, and LoM projections. The table below presents the 2019 budgeted costs and estimated costs for the LoM, including 2019.

Capital Estimate*

Area	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Site General and Infrastructure	1.8	9.0
Mining and Processing	24.3	152.8
Relocation, Closure and Rehabilitation	5.3	28.4
Total	31.4	190.2

*Note: Totals may not sum due to rounding. The projected LoM for the Fekola Mine is approximately eight years of mining and ten years of processing, including 2019.

Capital cost estimates include mining fleet replacement, major rebuilds, and tailings storage facility stage raises.

Operating Costs

Budgeted 2019 and estimated LoM operating costs are provided in the table below.

Operating Cost Forecast*

Area	Units	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Mining	US$/t mined	1.63	2.05
Processing	US$/t processed	15.52	16.14
Site General	US$/t processed	7.26	5.40

*Note: The projected LoM for the Fekola Mine is approximately eight years of mining and ten years of processing, including 2019. Operating costs include all mining, processing and general and administration costs including pre-stripping.

The cost estimates are based on the Company's current budget and LoM plans for the Fekola Mine, under the assumptions listed above. Costs in subsequent years may vary significantly from the 2019 budget and LoM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to B2Gold's current operations and/or production plans. B2Gold's current LoM plan is based on existing Mineral Reserves. B2Gold conducts ongoing exploration and analysis at B2Gold's operating mines to improve project value, which may change the capital and operating costs in the future.

Exploration, Development, and Production

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill and commenced ore processing at the Fekola Mine. The first gold pour was achieved on October 7, 2017 and commercial production was achieved on November 30, 2017. In 2018, its first full-year of commercial production, the Fekola Mine had a gold production of 439,068 ounces. In 2018, the Fekola plant also achieved above-plan throughput and recoveries. Mill gold recoveries averaged 94.7% (compared to budget of 92.7%) and continue to remain above design predictions over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (94.7%) recoveries.

In late 2018, the Company completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola Mine and mill from the base case of 6 Mtpa of ore throughput to 7.5 Mtpa. The results of the preliminary study indicated robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola Mine primary crusher and SAG mill and other process systems, the study demonstrated that the 7.5 Mtpa upside can be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

Based on the positive results of the preliminary Fekola expansion study, the Company has contracted Whittle Consulting to work together with the Company's technical teams to conduct a study to optimize the Fekola expansion. The study will evaluate many aspects of potential optimization including mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, dynamic processing throughput and recovery. In addition, the study will examine various processing throughput scenarios to maximize project net present value, and the results will guide mining equipment additions, mill expansion, and project schedule decisions. Initial results of the optimized Fekola expansion study are expected to be released by the end of March 2019. Additionally, the Company commenced work on the Front End Engineering and Design (FEED) for the expansion in January 2019.

In 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold. Gold production is scheduled to be weighted towards the second-half of the year (as new HG ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). The Fekola Mine is budgeted in 2019 to process a total of 5.75 Mt of ore at an average grade of 2.44 g/t Au and process gold recovery of 94%.

In 2019, exploration on the licenses in Mali is expected to see expenditures of $17.5 million. The Company plans to continue its successful drilling to provide support to convert Fekola's Inferred Mineral Resources to the Indicated category, and further explore through drilling the potential to the north and west of Fekola. The new Cardinal zone, located less than 1 km west of the Fekola Pit, will also be further drill-tested.

In 2019, the Company has budgeted $3 million (included within the $17.5 million) for 14,000 m of RC and diamond drilling on the Anaconda zones, located approximately 20-25 km from the Fekola Mine. The purpose of this drilling is to test mineralized sulphide targets below the shallow oxidized saprolite zones where previous drilling intersected good grade mineralization. Metallurgical testwork and engineering studies are being carried out on Anaconda to evaluate the potential for a stand-alone oxide operation. Testwork results and engineering studies are expected to be completed in May 2019.

Masbate Gold Project

Certain portions of the following information are derived from and based on the technical report entitled "Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations" that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo., Ken Jones, P.E., Kevin Pemberton, P.E. and John Rajala, P.E. (the "Masbate Technical Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Masbate Gold Project, please refer to the Masbate Technical Report, which is available on SEDAR at www.sedar.com. Information that post-dates the Masbate Technical Report is provided by the Company.

Property Description, Location, and Access

The Masbate Gold Project is located on Masbate Island in the Republic of the Philippines. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The mine site can be accessed by a commercial airline service, which flies daily to Masbate City; from there it is a 70 km drive on a partially-sealed road to the mine site. The mine is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

Filminera holds 29 patented mineral claims, four mineral production sharing agreements ("MPSAs"), and one exploration permit ("EP"). Collectively these patented claims, MPSAs, and EP cover an area of about 7,152 hectares ("ha"). Expiry dates for the Filminera-held MPSAs range from 2022-2035. One additional MPSA is held in the name of Vicar Mining Corporation ("VMC"). The majority of the Mineral Resources and Mineral Reserves occur on the patented mineral claims that have perpetual rights with no expiry date. There are also a number of MPSA and EP applications, with the MPSA applications covering about 1,356 ha, and the EP applications an additional 7,484 ha, approximately. However, these may be subject to delays in the administration of the Philippine permitting process.

B2Gold holds its project interest through indirectly-owned subsidiaries. B2Gold has a 40% interest in Filminera and a 100% interest in PGPRC. The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom Mineral Holdings Inc. ("Zoom") that is owned by a Philippine shareholder. Filminera owns the majority of the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations on the Masbate Gold Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Filipino laws.

Filminera holds the surface rights to all current open pits, WRSFs and stockpiles, the Masbate Gold Project process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

There is no royalty payable on the Masbate Gold Project; however, a 4% excise tax on gross gold and silver sales is now payable on a quarterly basis to the Philippine government under the MPSA regulatory framework, and a 1.5% tax is payable on operating costs as a required expenditure for the social development of host communities. Additionally, on January 1, 2018, a new excise tax on petroleum purchases came into effect, which charges excise tax on diesel fuel and bunker fuel. See heading "Risk Factors - Risks related to our business - Commodity, Taxation, Currency and Market Risks" for a discussion regarding recent and potential tax amendments in the Philippines.

Filminera has an interest in the Pajo property through an Operating Agreement with VMC, which holds an approved MPSA that covers an area of approximately 786 ha and expires in 2030. Filminera has the right, at its expense, to explore and, if warranted, develop and operate any mine in the Pajo property. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

A number of companies have completed exploration activities in the general Masbate area, including Atlas Consolidated Mining & Development Corporation ("Atlas"), Philippines Gold PLC (formerly London Fiduciary Trust), Thistle Mining Inc., CGA Mining Limited ("CGA"), and B2Gold. Filminera became the in-country operating entity for the Masbate Gold Project in 1997. A number of companies have held an interest in Filminera since that date; most recently, the 40% interest is ultimately held by B2Gold.

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical test work, environmental studies, and mining and technical studies.

Early mining activity was halted by the advent of World War II. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 million ounces Au. CGA recommenced mining from open pit sources in 2009, and open pit mining is ongoing.

Artisanal miners have also been active in the Masbate Gold Project area; production from these sources is unknown.

Geological Setting, Mineralization, and Deposit Types

Masbate is considered to be an example of a low sulphidation epithermal deposit.

The Masbate gold deposits that are currently being mined are centred on a 5 km to 7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted north-west trending fault zones. The mineralizing system being exploited in the open pit operations has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 300 m depth.

The principal host rock to the gold mineralisation is a fractured andesitic-dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins and associated altered and quartz-stockwork wall rocks and breccias. Gold is typically hosted in grey to white crystalline to chalcedonic quartz and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. High-grade veins are generally narrow (<1 m) but some may reach 20 m in width; sheeted stockwork zones can be up to 75 m in width.

Exploration

Exploration in 2018 focused on a combination of brown field and greenfield exploration activities. Drilling targeted the Main Vein and Montana areas to support upgrade of Inferred Mineral Resources to Indicated Mineral Resources. In addition, surficial mapping, trenching and drilling was completed on several near-mine areas, as well as regional targets such as Manok, Lanang, Luy-A, Boston, Pinan-an, Waterwest and Watereast.

Drilling

The current exploration drill hole database, as of December 31, 2018 contains 3,862 core and RC drill holes totalling 461,643 m. Completed drilling in 2018 consisted of 84 core holes (14,057 m) and 15 RC holes (2,058 m).

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC grade control drill holes. The exploration drill hole database cutoff date for the Mineral Resource estimate was June 9, 2018 and the grade control database cutoff was May 16, 2018. Data used includes a total of 3,305 core and RC drill holes (404,758 m) and 539 trenches (20,678 m) from the exploration database and 93,733 holes (1,617,152 m) from the grade control RC drilling database.

All core to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g. gouge, mylonite, breccia, or vein). Core recoveries are recorded.

Methods used to survey drill hole collar locations have included theodolite, total station, and GPS instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis.

Drilling completed in the first six months of 2018 was incorporated into the mid-year resource model update that is used by the operations group for long-range mine planning. The majority of 2018 drilling was focused on Main Vein, Waterwest (Young Lady), Watereast and Panique/Dabu deposits to provide support for converting Inferred Mineral Resources to the Indicated confidence category, and/or to provide additional confidence in areas that exhibited grade variability. This drilling supports an increase in estimated Mineral Resources for these zones. In 2018, Mineral Resources were reduced due to mining activity in Colorado, Libra (north Main Vein) and Cogan (south Main Vein) zones.

Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1-1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core and grade control drilling. Core is cut in half using a rock saw. RC samples are riffle split and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm.

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu, and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Gold assay methods have included AAS and fire assays, and these methods are still in use. The detection limit is 0.01 g/t Au at SGS Masbate and 0.005 g/t Au at Intertek, Manila. SGS Masbate served as the primary laboratory in 2018. About 97% of the 2018 assays were performed by SGS Masbate with the balance of the assays completed by Intertek, Manila. ACME/Bureau Veritas Vancouver was used for umpire assays.

In total, the exploration department has collected 6,021 density measurements using a range of techniques, including water immersion, waxed-sample water immersion, direct measurement of whole core and direct measurement of half core. Of that total, 214 density measurements were completed in 2018.

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard reference and duplicate materials. Current insertion rates are approximately one standard, one duplicate, and one blank for each of the 39 samples submitted.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are considered to be appropriate, and consistent with industry norms.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

A reasonable level of verification has been completed during the work conducted to date, and no material issues were identified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Mineral Processing and Metallurgical Testing

Metallurgical test work was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006 respectively. These studies supported that the Masbate ores were amenable to conventional cyanidation processes.

At the request of B2Gold, SGS Minerals Services undertook a metallurgical variability test program from 2013-2015 to examine the response of samples from a number of mineralized zones to cyanide leaching using the CIL process. Additional test work was conducted to sufficiently characterize ores to be processed through the plant between 2015 and 2020, and for the LoM. The metallurgical test work completed to date is based on samples that adequately represent the variability of the proposed mine plan.

Average LoM gold recoveries are based on a metallurgic model generated using data from metallurgical testing, grade, material type, and other parameters. Recovery forecasts within the Mineral Reserve pits range from 64% to 86%. Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineralization domains including vein and halo (stockwork), voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces were modeled as 3D solids or surfaces as appropriate and applied to the block model.

Grade capping, ranging from 1-30 g/t Au was applied by domain prior to compositing to 3 m intervals. In rare cases, local capping is also used to restrict individual samples that may have undue influence after the domain cap is applied.

Average densities based on measurements done at site were applied to the block for insitu zones by oxidation state. Assumed densities were applied to historically mined-out workings, eluvial/alluvial deposits, and modern and historic dumps.

Estimation is completed for five types of domains; vein, halo (stockwork), surficial (eluvial/alluvial), dump, and mined-out/void/backfilled stopes. For each domain type, estimation is completed using OK, inverse distance weighting to the second power and NN interpolation methods. For the halo domains, estimation is also completed using indicator kriging, consisting of a single indicator at 0.35 g/t Au. For the final grade estimate, for halo domains, the IK value is used, and for all other domain types the grades estimated from OK are used.

Block model grades were validated by visual comparison to composite grades, swath plots to check for local bias and global domain checks comparing NN estimates at zero Au cutoff grade. Overall, the block grade estimates reasonably match the input data.

For vein-coded blocks, Indicated Mineral Resources are supported by an approximate drill spacing of 40 x 40 m and Inferred Mineral Resources are supported by an approximate drill spacing of 80 x 80 m. For stockwork/halo zones, the Indicated drill hole spacing is approximately 25 x 25 m and for Inferred it is approximately 40 x 40 m. All stockpiles are classified as Indicated, and surficial deposits (eluvial/alluvial) are assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz, and reported above an average gold cutoff grade of 0.4 g/t Au.

The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as of December 31, 2018. It is considered current, and has an effective date, as of December 31, 2018. No Measured Mineral Resources were estimated.

Masbate Indicated Mineral Resources Statement

	100% Project Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
South	76,800	0.96	2,360
North	15,000	1.05	510
ROM Stockpiles	400	1.23	20
LG Stockpiles	32,100	0.57	590
Total Indicated	124,300	0.87	3,470

Masbate Inferred Mineral Resources Statement

	100% Project Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Tonnes (x 1,000)
South	15,000	0.91	440
North	2,900	0.85	80
Total Inferred	18,000	0.90	520

Notes:

1.Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold's wholly-owned subsidiary, PGPRC, has the right to purchase all ore from the Masbate Gold Project. B2Gold has a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "Property Description, Location, and Access" for a further discussion of the foregoing.

4.The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration.

5.The Qualified Person for the stockpile estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer.

6.Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 63% to 86%), and operating cost estimates of US$1.50-$1.80/t mined (mining), US$9.57/t processed (processing) and US$1.84-US$3.45/t processed (general and administrative).

7.Mineral Resources are reported at an average cutoff of 0.4 g/t Au.

8.North and South designations refer to locations north and south of the Guinobatan River, respectively.

Mineral Reserves

An economic analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes "recoverable" grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using commercially-available optimization software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations, mining, processing, general and administrative, and sustaining capital costs. Only blocks classified as Indicated Mineral Resources were included in the pit optimizations. The economic parameters used for open pit optimization were used to create cutoff grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from grade control. Mineral Reserves are contained within five main open pits with the Main Vein pit being the largest.

The Mineral Reserve Estimate for the Masbate Gold Project accounts for mining depletion as of December 31, 2018 and 2019 budgeted costs. It is considered current, and has an effective date, as of December 31, 2018. Mineral Reserve estimates for the Masbate Gold Project have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Masbate Probable Mineral Reserves Statement

	100% Project Basis
Area	Tonnes (x 1000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1000)
North	7,300	1.18	280
South	41,700	0.95	1,280
Stockpiles	32,500	0.58	610
Total Probable Reserves	81,500	0.82	2,160

Notes:

1.Mineral Reserves have been classified using the CIM Standards.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold's wholly-owned subsidiary, PGPRC, has the right to purchase all ore from the Masbate Gold Project. B2Gold has a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "Property Description, Location, and Access" for a further discussion of the foregoing.

4.The Qualified Person for the reserve estimate is Kevin Pemberton, P.E., who is B2Gold's Chief Mine Planning Engineer.

5.Mineral Reserve estimates assume an open pit mining method, gold price of US$1,250/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 63% to 86%), selling costs of $54.11/ oz., and operating cost estimates of US$1.50/t to $1.80/t mined (mining), US$9.57/t processed (processing) and US$1.84-3.45/t processed (general and administrative).

6.Dilution and ore loss were applied through block averaging such that at a cut-off of 0.49 g/t Au, there is a 7.7% increase in tonnes, a 6.6% reduction in grade and a 0.7% reduction in ounces when compared to the Mineral Resource model.

7.Mineral Reserves are reported at cutoffs that range from 0.41-0.54 g/t Au.

8.North and South designations refer to locations north and south of the Guinobatan River, respectively.

Mining Operations

The mine is a conventional open pit operation. Mining activities are expected to end in 2023 while stockpile processing is expected to last until 2029. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained. The open pit mining sequence involves grade control drilling; drill and blast operations; and excavation and hauling of materials to the process plant ROM pad, temporary LG ore stockpiles or WRSF. Mining operations are conducted under an owner-operator model, and activities are scheduled on a 24-hour, seven days per week basis.

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare "base case" wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr and Associates.

Hydrogeological assessments have been performed for the Main Vein, Colorado and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

An average of 34 Mtpa of ore and waste will be mined from five different open pits.

The mining and support equipment fleet was expanded in 2017 and is currently capable of annual total movement of 35 Mtpa, to meet the rate proposed in the LoM plan. Under the current Mineral Reserve assumptions, the mine fleet units have a projected economic life sufficient to achieve the completion of mining activities in 2023.

Processing and Recovery Operations

The process plant is a conventional CIL type facility consisting of primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, carbon adsorption; elution, electrowinning and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 150 µm, and the leach residence time is 31 hours (as of December 31, 2018). The residence time reduces to 27 hours with the increase in throughput to 8 Mtpa.

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the primary and supplementary crushing plants to the grinding and classification area. A 2.1 km long, 630 mm operative diameter high-density polyethylene tailings line runs from the process plant to the TSF.

The 8.0 Mtpa mill expansion was under construction in 2018 and commissioning was completed in January 2019. This expansion primarily consists of adding a third ball mill circuit, installation of a larger pebble crusher and other process upgrades. No addition to the mining fleet is required as the supplemental feed will come from stockpiled material. The primary source of process water (85%) is from the tailings dam. The remaining 15% of requirements is provided by water sourced from a weir constructed on the Guinobatan River. Power is generated from the mine site power house which operates on an n+1 configuration (five duty generators, one standby generator), which is a safeguard to ensure that an uninterruptable power supply is always available. The plant upgrade was completed in February 2019, under budget and two months ahead of schedule. By the end of February the expanded plant has ramped up to the 8.0 Mtpa rate. The mining rate at the Masbate Gold Project will remain constant, and the additional mill feed for the plant will come from LG ore from the mine and stockpiles.

No market studies are currently relevant as the Masbate Gold Project is an operating mine producing a readily-saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% Au and 40% Ag and is exported to Switzerland.

Infrastructure, Permitting, and Compliance Activities

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, reagents (lime, cyanide), bulk materials, spare parts, and other oversized items. A 30 MW HFO fueled power plant provides power to the operations.

The TSF was formed by cross-valley type earth fill embankments. The Stage 11 lift from 54 m reduced level ("mRL") to 59 mRL is scheduled to be completed in late 2019. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stage 12 to Stage 16) and will require the addition of several additional saddle dams and incorporation of the existing division dam into the main body of the TSF. Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, re-vegetation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs.

Filminera's environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate ("ECC") and outlined/described in the approved Environmental Protection and Enhancement Program ("EPEP"), including the Environmental Impact Assessment ("EIA") documents of the Masbate Gold Project to meet all the necessary regulatory and company standards. For PGPRC, in 2018 under its Mineral Processing Permit that company has its own EPEP based on conditions stipulated in the same ECC and related documents of the Masbate Gold Project.

Environmental risk assessments, together with a formal environmental audit and review of ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants have also been used to externally validate environmental compliance and program implementation.

Filminera has maintained ISO14001 certification since 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives; ISO certification status is maintained on an ongoing basis.

Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs.

Renewal of permitting and operational documents is an ongoing process for the Company, depending on the circumstances of the operation and individual permit requirements.

Filminera also holds a mineral processing permit, and two additional permits, a Special Forest Land Use Permit and Special Land Use Permit were granted for infrastructure construction and operation outside the MPSA areas, including TSF, WRSFs, and airstrip. Additional permits will be required in support of mining operations at the planned satellite open pits. Permitting activities are underway when the following regulations were issued:

1.Department Memorandum Order 2016-1 dated July 8, 2016 ("Memorandum #1") - the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing and/or approval of applications for mining permits. Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016. In a Memorandum dated December 22, 2017 ("Memorandum #2"), the DENR clarified that the following activities are not covered by the moratorium:

a.enhancement/modification of the existing mining operations, including its processing to attain maximum production efficiency;

b.increase in the extraction rate and/or production capacity within the same area covered by the existing ECC; and

c.any additional component(s) deemed necessary in the mining/processing operation not specified in the EIA Study/ECC which will be located or constructed in the area covered by the MPSA.

2.Executive Order #79 ("EO#79") issued on July 6, 2012 - provides that no new MPSAs shall be entered into until legislation rationalizing revenue sharing is in effect. In 2014, the moratorium on new MPSA was modified to allow expansion of contract areas of operating mines with available Mineral Resources/Reserves. In 2017, a law was passed increasing the government's share in the MPSA (the excise tax on all non-metallic and metallic minerals and quarry resources) from 2% to 4% based on the actual market value of the gross output.

In line with existing DENR policies, Filminera is seeking to consolidate its and VMC's MPSAs and EPs to qualify the planned and future satellite pits as expansion areas of the Masbate Gold Project. Documentations have been submitted and are in the process of final evaluation at the DENR to expand the contract area under one consolidated MPSA.

The community relations group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media groups, various churches, non-governmental organisations ("NGOs"), educational institutions, and the Philippine National Police and Military.

Closure costs, including a 10-year post-closure monitoring program, are estimated at approximately US$23.8 million. These costs are revised annually as part of the mine restoration provision of the Company.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2019 budgeted costs and the estimated capital costs for the LoM, including 2019.

Capital Cost Estimate*

Area	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Site General and Infrastructure	1.6	0.4
Mining and Processing	16.8	80.7
Closure and Rehabilitation	0.2	23.8
Land Acquisition	9.9	20.7
Total	28.5	125.6

*Note: Totals may not sum due to rounding. The projected LoM for the Masbate Gold Project is approximately five years of mining and approximately eleven years of processing. The capital costs include tailings dam expansions, and standard sustaining costs for mining, processing and general and administration costs for the 11 years of mine life.

Operating Costs

Budgeted 2019, and estimated LoM operating costs are provided in the table below.

Operating Cost Forecast*

Area	Units	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Mining	US$/t mined	1.22	1.55
Processing	US$/t processed	10.04	9.34
Site General	US$/t processed	3.24	2.58

*Note: Costs are variable depending on whether ore is classified as LG or HG, and whether the mill feed is classified as oxide or fresh (primary). Costs are based on whether the material being processed is stockpiled or insitu material. The projected LoM for the Masbate Gold Project is approximately five years of mining and approximately eleven years of processing. Operating costs include all mining, processing and general and administration costs including pre-stripping.

The capital cost estimates and operating cost estimates in the tables above are based on the Company's current estimates and mine plan for the Masbate Gold Project. Costs in subsequent years may vary significantly from 2018 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to B2Gold's current mining operations or mine plan. The current mine plan for the Masbate Gold Project is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration, Development, and Production

The Masbate Gold Project produced 216,498 of gold in 2018, the highest annual production for the mine. Masbate's 2018 gold production exceeded the upper end of its already increased guidance range (of between 200,000 and 210,000). Gold production for the year also increased by 7% (14,030 ounces) over 2017.

Mill throughput was 7.0 Mt in 2018 (compared to budget of 6.8 Mt and 7.0 Mt in 2017) and gold recoveries averaged 75.2% (compared to budget of 65.9% and 76.0% in 2017). The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa came online in early 2019. The upgrade, which was conducted by B2Gold's in-house team, primarily consisted of adding a third ball mill and upgrading the existing crushing circuit. Construction is complete, dry commissioning was completed in early 2019 and feed through the new mill started in January 2019 (approximately 3 months ahead of schedule and under budget). Other items such as tailing pumps, pebble crusher and new SAG mill liners were completed in February 2019 and the expansion was performing at the 8.0 Mtpa rate by the end of February 2019. With the expansion now fully commissioned and online, the Masbate Gold Project's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the LG stockpiles are processed at the end of the open-pit mine life.

Gold production at the Masbate Gold Project in 2019 is expected to be between 200,000 and 210,000 ounces. The Masbate Gold Project is budgeted to process a total of 8.0 Mt of ore at an average grade of 1.07 g/t Au and metallurgical recovery of 75.2%.

Exploration on the Masbate Gold Project in 2019 has a budget of approximately $4 million including 12,400 m of core drilling. The program will include brownfields drilling within the mine license to upgrade Inferred Mineral Resources to Indicated Mineral Resources, as well as to continue the drilling of several identified exploration targets within the mine licence region.

Otjikoto Mine

The following information is derived from and based on the technical report entitled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, prepared by the following Qualified Persons: John Rajala, P.E., Tom Garagan, P. Geo., Peter Montano, P.E., and Ken Jones, P.E. (the "Otjikoto Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Otjikoto Mine, please refer to the Otjikoto Report, which is available on SEDAR at www.sedar.com.

Property Description, Location, and Access

The Otjikoto Mine is located in the north-central part of the Republic of Namibia. It is situated approximately 300 km north of Windhoek, the country's capital, within the Otjozondjupa Region. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northwest of the Otjikoto Mine respectively.

Mining Licence 169 ("ML169"), covering an area of 6,933.99 ha, was granted for a 20-year term, expiring in December, 2032. It can be renewed for further periods not exceeding 15-year terms for each such renewal period.

Maintaining ML169 requires payment of an annual fee of N$10,000 and filing of bi-annual environmental reports with the Ministry of Environment and Tourism ("MET"), development of a work program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Surrounding ML169 is Exclusive Prospecting Licence ("EPL") 2410 that has a total area of 47,534.0467 ha. The Company has applied for renewal of the licence, and has paid the renewal fees. Maintaining EPL 2410 requires payment of an annual fee of N$5,000, filing of quarterly exploration reports with the Ministry of Mines and Energy and bi-annual environmental reports with the MET. Exploration is conducted under the terms of an Environmental Clearance Certificate issued by the MET on August 15, 2016 and remains in good standing for a period of three years.

B2Gold Namibia, the holder of the ML169 and operator of the Otjikoto Mine, is 90% owned, indirectly, by B2Gold and 10% by EVI.

B2Gold has purchased and consolidated a number of farms into B2Gold Namibia Property (Proprietary) Limited ("B2Gold Namibia Property"), including the Wolfshag, Otjikoto, Gerhardshausen, Felsenquelle, and Erhardtshof farms. B2Gold holds the surface rights through these farms, and all mine infrastructure and the mine itself are situated within property owned by B2Gold Namibia Property. No additional surface rights are required to support B2Gold's mining operations.

The Agricultural and Commercial Land Reform Act (Namibia) levies a land tax; the rates of such land tax are determined with reference to the nationality, size of the farm, classifications of the land for agricultural use, activities and number of farms by a particular owner as determined by the Ministry of Land Reform. Where exploration activities are conducted on private land owned by third parties, B2Gold typically enters into compensation agreements (within the meaning of section 52 of the Namibian Minerals Act (Namibia)) for any land disturbance or inconvenience with such owner.

The Company holds water permit #10971, allowing for 4.4 cubic mm per annum water extraction from selected groundwater wells subject to certain monitoring and reporting conditions. This permit is current for two years, expiring in 2020, and providing all conditions are met, can be renewed.

The Namibian Minerals Act (Namibia) levies a royalty of 3% on the net sales of gold and silver. A VAT of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is available. The Income Tax Amendment Act, 2015 (Namibia), which inserted a section 35B into the Income Tax Act, 1981 (Namibia), has introduced a 10% withholding tax on interest payable to non-resident lenders. See heading "Risk Factors - Risks related to our business - Commodity, Taxation, Currency and Market Risks" for a discussion regarding potential tax amendments in Namibia.

The Export Levy Act (Namibia) levies an export levy of 1% on the commercial value of the invoice for gold bullion exported.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

All of the early exploration activity from the 1960s to the late 1990s focused on base metals. Companies involved included Kennecott Exploration Company, Falconbridge Ltd., Tsumeb Corporation, Anglo American plc, and Gold Fields Prospecting. However, only a limited portion of the current licenses were held and explored by these companies.

Due to the thickness of cover material, the primary exploration tool was geophysics. Completed surveys included ground magnetics, IP, time domain EM, controlled source audio magnetotellurics, natural source audio magnetotellurics, and frequency domain EM.

During 1998-1999, Avdale Namibia (Proprietary) Limited, which was originally incorporated as a subsidiary of Anglo American plc, and was subsequently purchased by B2Gold Namibia, drill tested an intense 9 km long linear magnetic feature centered on the Otjikoto farm, and observed visible gold at the base of some RAB drill holes. Work conducted since the discovery is described under the heading "Otjikoto Mine - Exploration".

There is no known gold or base metals production prior to B2Gold's development of the mine. Several small-scale amethyst quarries are present on the property but not in the immediate area of the main deposit. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Geological Setting, Mineralization, and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, within the northern portion of the northeasterly striking "Intracratonic Branch" of the belt. It is considered to be an example of an orogenic-style gold deposit.

The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group. The Okonguarri Formation hosts the gold mineralization and is overlain and underlain by glacial diamictite horizons of the Ghaub and Chuos Formations, respectively. The Okonguarri Formation consists primarily of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons. The schist units are derived from semi-pelitic, pelitic, marl and psammitic units in a turbiditic sedimentary package. The rocks in the Otjikoto area have experienced at least three phases of moderate to tight folding and some thrust faulting. They have also been affected by extensive metasomatism, followed by prograde regional metamorphism that has reached upper greenschist to lower amphibolite facies.

Mineralization in the main Otjikoto deposit is hosted by a north-northeast striking sheeted sulphide (+ magnetite)-quartz + carbonate vein system that has a strike length of about 2.6 km, and extends at depth to at least 475 m below surface. The gold occurs in a series of thin (commonly <10 cm) sheeted veins in the Upper and Middle Okonguarri Formation. The veins and associated mineralization form a series of en-echelon zones oriented at approximately 010-020° north-northeast and plunging at 10-15° (average 12°) to the south-southwest. Vein concentrations range from one to 30 veins per metre, with a higher vein concentration within the Central and West shoots. Gold occurs within the vein system as coarse native gold particles that can vary from 5-400 µm, averaging about 100 µm in size. Mineralization remains open down plunge as presently tested.

Mineralization in the adjacent Wolfshag deposit occurs as a series of south-southwest-plunging shoots of mineralization coincident with the hinge zones of the tight folding of several marble and metasedimentary horizons. Mineralization is associated with generally concordant (bedding parallel) vein zones that are principally hosted within an altered meta-sandstone unit. The mineralized zone is about 2.1 km long, and has been followed with drilling for about 1,750 m down plunge to a depth of 700 m below surface. The deposit consists of a series of fold-duplicated mineralized zones alphabetically subdivided from WA to WE into either west-northwest or east-southeast-verging fold closure zones. HG shoots within the mineralised zones are associated with parasitic folds occurring within the larger fold structure. The shoots plunge at 15° to 20° to the south-southwest, sub-parallel to the Otjikoto deposit shoots.

Gold mineralization can be vein-hosted, or represent replacement or disseminated styles. Mineralization at both Otjikoto and Wolfshag zones remains open at depth down plunge to the southwest.

Exploration

Exploration activities completed by the Company include geological mapping, geochemical soil sampling, airborne geophysical surveys (Aster satellite imagery, electromagnetics, magnetics and radiometrics), and ground geophysical surveys (magnetics, IP).

Regional exploration work is ongoing with geophysics used as the principal tool to define targets under the extensive calcrete cover. These programs are focusing on the Okonguarri Formation, where it is situated between the Footwall Marble and Karibib Formation marble. In 2018, exploration in Namibia focused on several targets proximal to the mine site and drill testing the Ondundu joint venture prospect. A total of 68 diamond drill holes for 15,758 m and 155 RAB holes for 4,619 m were completed.

B2Gold's current and planned exploration activities are discussed under "Otjikoto Mine - Exploration, Development, and Production".

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as of December 31, 2018 at the Otjikoto Mine consists of 2,998 core, RC, and RAB drill holes (325,984 m). Of this drilling, 978 core holes (204,101 m) and 448 RC holes (3,7913 m) support the Mineral Resource estimate at Otjikoto and 447 core holes (121,248 m) and 24 RC holes (1,596 m) support the Mineral Resource estimate at Wolfshag. No RAB drilling is used in estimation.

Sieved RAB samples, RC chips, and core are logged. Core is photographed, and recoveries are recorded. Drill hole collar locations are surveyed by a contract professional land surveyor. Down-hole surveys are performed at regular down-hole intervals using Reflex Ez-shot instrumentation.

Drilling in 2018 supports follow-up down plunge drilling on both the Otjikoto and Wolfshag deposits that remain open at depth to the south-southwest.

On the Ondundu joint venture, exploration in 2018 focused on identifying new drill targets outside the main zone and drilling down plunge on the main Razorback and Margarethental zones.

Sampling, Analysis, and Data Verification

RC samples are collected at 1 m intervals in plastic bags using a cyclone, and split at the drill site using a riffle splitter. The split samples are transported to the core yard, where they are further split to produce an assay sample, a field duplicate, and a reference sample. RC grade control samples are collected on 2 m intervals. The majority of the sampling on the project was done at 1 m sample intervals.

For current exploration programs, ALS Minerals ("ALS") Swakopmund or ALS Johannesburg are used for sample preparation, ALS Johannesburg for primary analysis and the Otjikoto mine laboratory or ALS Chemex in Vancouver, Canada as the check laboratories. All laboratories except the mine laboratory have accreditations for selected analytical techniques and are independent of the Company.

Early sample preparation consisted of drying, crushing to -2 mm, and pulverizing to 106 μm. The protocol was modified due to the nuggety nature of the gold mineralization to capture both the +106 μm and -106 μm fractions for analysis. Gold grades are determined using a screen fire assay methodology with either an atomic absorption (<10ppm gold) or gravimetric finish (>10 ppm gold). In addition to gold assays, a multi-element suite of 22 elements can be requested for exploration assays. Sulphur and carbon are also assayed for, using either a LECO or similar carbon and sulphur analyzer.

Density determinations are performed by site personnel on RC and whole core samples using either the water displacement method or pycnometer testing. There is currently a total of 25,951 valid density measurements, 20,783 of which were done by the water-immersion method.

QA/QC measures include regular insertion of certified reference materials, field duplicates, and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision and sample sequencing. QA/QC sample insertion rates are typically at the rate of 1:20, but can be at 1:38 for selected sample types. QA/QC data are reviewed on a continuous basis.

Sample security measures practiced included moving RC and core samples from the drill site to the secure B2Gold core yard in Otjiwarongo. Sample shipments are tracked using industry-standard procedures. B2Gold is of the opinion that the core storage is secure because access to the Otjiwarongo core yard is strictly controlled and a B2Gold representative has always been present in the core yard.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work for the Otjikoto deposit has been primarily performed by SGS Lakefield. Additional testing facilities included Jenike & Johanson (materials handling), Rocklab (unconfined compressive strength tests), CANMET (leach optimization), FLS-Knelson (gravity concentration and intensive leach tests). Laboratories performing test work on the Wolfshag deposit include ALS Minerals (bottle roll tests), SGS Lakefield (comminution, deportment, rheology, tailings), and FLSmidth (Bond low-energy impact test).

Completed test work included materials handling, comminution, grind circuit modelling, unconfined compressive strength tests, bulk mineralogy, chemical composition and mineralogy, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, tailings characterization, bench scale sedimentation tests, and environmental and geotechnical testing.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Average LoM gold recoveries were initially estimated to be 95.6%. During operations, the process plant has been optimized, and is reliably achieving 98% recoveries. The Wolfshag and Otjikoto ores are therefore expected to support average LoM gold metallurgical recoveries of 98%. There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineral Resource estimates are reported from two block models, the combined Otjikoto and Wolfshag open pit model and the Wolfshag underground model. The Otjikoto and Wolfshag open pit models were built in 2015 and 2018, respectively, and combined into one model for Mineral Resource and Mineral Reserve pit shell runs and reporting.

Otjikoto Model

For the Otjikoto deposit, mineralized zones were created using lithology, vein percent, sulphide abundance and gold grade at a nominal 0.3 g/t Au cut-off. Mineralized zone wireframes were identified by the thrust block in which they occur. Using logged rock type and oxidation from exploration drill holes, surfaces were created for the base of calcrete, transition, oxide and mixed. The bottom of calcrete surface was used as a top to the thrust and mineralized zone wireframes. Metallurgical domains are defined by oxidation state and dominant sulphide composition (pyrite/pyrrhotite). Bulk densities applied to the Otjikoto block model vary by lithology, mineralization, and oxidation state, ranging from 2.43 in hardpan to 2.84 in sulphide-mineralized albitite.

For Otjikoto LG domains, capping ranged from 4-6 g/t Au and for HG domains capping ranged from 5-40 g/t Au. Down-hole composites were set at 2 m lengths. Otjikoto gold grade estimates are based on a combination of OK of an indicator (at 0.8–0.9 g/t Au) and OK of the HG and LG components of the indicator. Model validation was performed using visual and software checks and reconciliation to grade control models. No Measured Mineral Resources were classified. For Otjikoto, drill spacing for Indicated Mineral Resources is nominally 25 m x 50 m and for Inferred Mineral Resources is up to 100 m x 100 m.

Wolfshag Model

For the Wolfshag deposit, two nested shells were created based on a combination of grade and vein intensity. These were a LG domain at a nominal 0.2 g/t Au, and a HG domain at a nominal 1 g/t Au. For the open pit model, only the LG domain was used as a boundary in the gold grade estimate. A stratigraphic/structural model was created based on all available geological data. Within each of the modeled stratigraphic units, lithology was assigned by interpolating indicators for each major rock type. Weathering and oxidation surfaces were created from simplified drill logs. Metallurgical domains are defined by oxidation state and dominant sulphide composition. For Wolfshag, densities were interpolated where sufficient data was available. Densities range from 1.9 in soil to 2.98 in some of the Wolfshag HG zones.

For Wolfshag, capping values ranged from 0-1 g/t Au in marble/waste, and 2-50 g/t Au in HG zones. Down-hole composites were set at 2 m lengths. Wolfshag grades for the open pit model were estimated using OK. Model validation was performed using visual and software checks and reconciliation to grade control models. No Measured Mineral Resources were classified. For Wolfshag, drill spacing for Indicated Mineral Resources is generally 25 m x 25 m (with some 25 m x 50 m spacing) and for Inferred Mineral Resources drill spacing is generally 50 m x 100 m.

Combined Otjikoto and Wolfshag Open Pit Model

The Otjikoto and Wolfshag open pit sub-cell models were combined into one sub-celled model which was reblocked to a single block size using whole-block averaging. The combined re-blocked model was used for pit generation and mine planning work.

Wolfshag Underground Model

The down-plunge extension of Wolfshag mineralization is considered an underground mining target. The model uses the HG and LG domains as recorded for the Wolfshag open pit model. Gold grades were estimated using inverse distance weighting to the third power (ID3) with the HG and LG domains used as hard boundaries for grade estimation. Block model checks included visual review of block grades relative to composite grades, comparison of block model grades to the declustered composites and swath plots. No Measured Resources are reported. Indicated Mineral Resources were classified based on a maximum drill spacing of 25 x 25 m and Inferred Mineral Resources were classified based on a maximum drill spacing of 50 x 100 m.

Otjikoto and Wolfshag Reporting

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual pit shell and are stated above a cut-off of 0.4 g/t Au.

Mineral Resources considered amenable to underground mining methods are reported from the main folded Wolfshag zone that are outside the conceptual pit shell used for reporting open pit Mineral Resources and above a cut-off of 2.6 g/t Au. This cut-off is based on conceptual underground engineering and cost studies performed internally by B2Gold.

The Mineral Resource estimate for Otjikoto accounts for mining depletion as of December 31, 2018. It is considered current, and has an effective date, as of December 31, 2018. No Measured Mineral Resources were estimated.

Otjikoto Indicated Mineral Resources Statement

	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	18,200	1.13	660	90	16,400	1.13	600
Wolfshag Open Pit	8,800	2.37	670	90	7,900	2.37	600
Wolfshag Underground	100	4.26	10	90	100	4.26	10
ROM Stockpiles	2,300	0.86	60	90	2,100	0.86	60
LG Stockpile	9,000	0.43	120	90	8,100	0.43	110
Total Indicated	38,400	1.24	1,540	90	34,600	1.24	1,380

Otjikoto Inferred Mineral Resources Statement

	100% Project Basis			B2Gold Mineral Resources Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	500	0.65	10	90	400	0.65	10
Wolfshag Open Pit	2,200	0.77	60	90	2,000	0.77	50
Wolfshag Underground	1,500	5.11	240	90	1,300	5.11	220
Total Inferred	4,200	2.27	310	90	3,800	2.27	280

Notes:

1.Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.Mineral Resources are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI.

4.The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold's Senior Vice President, Exploration.

5.The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold's Project Director.

6.Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,400/oz, metallurgical recovery of 98%, and operating cost estimates of US$2.23/t mined (mining), US$12.85/t processed (processing) and US$3.24/t processed (general and administrative).

7.Mineral Resources that are amenable to open pit mining are reported at a cutoff of 0.40g/t Au. Mineral Resources that are amenable to underground mining are reported at cutoff of 2.6 g/t Au.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves following consideration of relevant modifying factors. Mineral Reserve estimation was based on the LoM pit and WRSF designs and mine and mill production schedules.

The Mineral Reserve estimate for Otjikoto accounts for mining depletion as of December 31, 2018 and costs based on the LoM plan and 2019 budgeted costs. It is considered current, and has an effective date, as of December 31, 2018. Mineral Reserve estimates for the Otjikoto Mine have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Otjikoto Probable Mineral Reserves Statement

	100% Project Basis			B2Gold Mineral Reserves Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	11,700	1.26	480	90	10,600	1.26	430
Wolfshag Open Pit	5,800	2.38	440	90	5,200	2.38	400
ROM Stockpiles	2,300	0.86	60	90	2,100	0.86	60
Total Probable Reserves	19,800	1.54	980	90	17,800	1.54	880

Notes:

1.Mineral Reserves have been classified using the CIM Standards.

2.All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.Mineral Reserves are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI.

4.The Qualified Person for the reserve estimate is Peter Montano, P.E., who is B2Gold's Project Director.

5.Mineral Reserves that will be mined by open pit methods assume a gold price of US$1,250/oz, metallurgical recovery of 98%, selling costs of $51.44/oz (including royalties and levies), and operating cost estimates of US$2.29/t mined (mining), US$12.99/t processed (processing) and US$3.25/t processed (general and administrative).

6.Dilution and ore loss was applied through block averaging such that at a cutoff of 0.45 g/t Au, there is a 2.3% decrease in tonnes, a 2.2% reduction in grade and a 4.4% reduction in ounces when compared to the Mineral Resource model.

7.Mineral Reserves are reported at a cutoff of 0.45 g/t Au.

Mining Operations

The Otjikoto Mine is an owner-operated conventional open pit operation. Mining is based on a phased approach with stockpiling to bring HG forward and provide operational flexibility.

Mine and mill production are scheduled for eight years (including 2019) with a reduced mining rate in the last two years as material from the LG stockpiles supplements the process feed. Development is based on the Otjikoto and Wolfshag deposits each being mined in four phases for a total of eight phases. Phase 1 has been completed for both deposits. Wolfshag Phase 4 represents the final expansion to the ultimate pit. The ultimate pit will be 2.8 km in length and will have separate pit bottoms for the Otjikoto and Wolfshag deposits.

Pit slopes vary by geotechnical domain, with inter-ramp slope angles ranging from 30-60º. Bench heights also vary by geotechnical domain, from 10-20 m. Reserve model dilution and ore loss were applied through whole block averaging such that both dilution and ore losses are variable. A nominal ramp and road width of 27 m, including drainage and safety windrow, was used for dual lane truck operation in the mine design. Ramp widths were reduced to 20 m in the lower levels of the phase designs to allow for single lane haulage on the final benches. Ramp grades were designed to a maximum of 10%.

The base case mine production schedule involves movement of up to 38.5 Mt per annum of material to sustain processing of 3.5 Mt per annum for the period from 2019 to 2026. The mining rate drops in the last two years, when stockpile material is the bulk source of mill feed. The current LoM plan assumes processing of approximately 5.5 Mt from the Mineral Resource LG stockpile when higher grade feed is not available, with an average grade of 0.43g/t. This is similar to the break-even processing cut-off grade, so processing of this stockpile will be determined when processing capacity is available. This LG stockpile has been classified as Indicated Mineral Resources but has not been classified as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mining operations are scheduled to work 365 days a year, with reduced production rates during the rainy season. The equipment fleet is based on 90 t capacity haul trucks that are conventional for the industry, providing relative flexibility in the utilisation as several pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore is transported from open pits to the ROM pad for direct tipping or stockpiling. It is assumed that up to 75% of the ROM feed will be stockpiled to regulate the mine production and crusher feed rates.

A large WRSF is located west of the Otjikoto and Wolfshag open pits. Location considerations were based on minimizing haulage, surface water drainage and area availability. An overall slope angle of 18° was used in the design of the WRSF faces with 15 m wide berms located at 10 m vertical intervals.

Processing and Recovery Operations

Design criteria were based on the metallurgical test work for the Otjikoto and Wolfshag deposits described above.

The mill uses a conventional flowsheet whereby gold is recovered by gravity concentration/intensive leaching and by a cyanide leach/CIP process for treatment of gravity tailings. The process flowsheet consists of: crushing; grinding; gravity concentration and intensive cyanidation; cyanide leaching of gravity tailings; CIP; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; and air services and plant water services. No market studies are currently relevant as Otjikoto is an operating mine producing a readily-saleable commodity in the form of doré. Doré produced is exported to the Rand Refinery in South Africa.

Infrastructure, Permitting, and Compliance Activities

The infrastructure established at Otjikoto is described in the Otjikoto Report, and includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pits, stockpiles, and WRSFs.

Tailings are deposited in the TSF using the upstream method. The TSF was originally designed to contain at least 36 Mt of tailings at a deposition rate of 3.0 Mt per annum. As of December 2018, the TSF contained approximately 13.4 Mt of tailings. Subsequent analysis and design has expanded the capacity of the TSF to approximately 50 Mt, through the end of mine life.

All water falling directly on the industrial areas (contact water) or otherwise in contact with the mining operations (water within the open pit, water return, and storm water from the TSF) is captured, stored, and used in the mining and processing facilities. The storm water dam is designed to hold all water falling on the processing facility terrace during a 24-hour, 1:50 year rainfall event. Two water storage dams have been constructed. One is the reclaim process water dam, which receives water from the TSF and supplies this water to the process plant; the second is the pit dewatering dam that provides water for dust suppression and the process plant. The mining facility surface water control structures are adjusted on an annual basis to account for the current open pit, WRSF, and road arrangement.

Power is produced on site by HFO generators that supply 15 MW (plus backup units and load balancing capability) to the processing plant and other facilities. A 7 MW solar power facility was commissioned in 2018 to reduce HFO consumption and site power costs.

Materials and consumables are transported to site via the B1 national highway. Within the mine, gravel or dirt roads are used for internal site access.

An ESIA that included an Environmental Management Plan ("EMP") and Mine Closure Plan ("MCP") was completed for the Otjikoto pit. An updated MCP was developed in 2018 and submitted to regulatory authorities for approval. B2Gold Namibia received environmental clearance for the Wolfshag open pit operations on January 26, 2015, based on an EIA. The ECC was renewed in 2018. The EMP is being updated to reflect the current project status. The EMP and its supporting individual Management Plans are "living documents" that will continue to be amended periodically throughout the life of the Project to reflect changes in parameters such as procedures, practices, and project phases.

B2Gold holds all required permits to conduct the open pit operations.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2018 were estimated at US$20.3 million on an undiscounted basis.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2019 budgeted costs and the estimated capital costs for the LoM, including 2019.

Capital Cost Estimate*

Area	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Site General and Infrastructure	4.5	11.4
Mining and Processing	13.0	77.3
Closure and Rehabilitation	-	20.3
Total	17.5	109.0

*Note: Totals may not sum due to rounding. The projected LoM for the Otjikoto Mine is eight years of mining and processing, including 2019. Capital costs include mining fleet replacement and rebuilds, closure costs, and standard rebuild and other capital projects for mining, processing, and site general costs. Deferred stripping costs are excluded.

Operating Costs

Budgeted 2019 and estimated LoM operating costs are provided in the table below.

Operating Cost Forecast*

Area	Units	2019 Budget (US$ million)	LoM Estimated Cost excluding 2019 (US$ million)
Mining	US$/t mined	2.01	2.04
Processing	US$/t processed	12.81	11.73
Site General	US$/t processed	3.31	3.04

*Note: The projected LoM for the Otjikoto Mine is eight years of mining and processing, including 2019. Operating costs include all mining, processing and site general costs including pre-stripping and development.

The capital cost estimates and operating cost estimates in the tables above are based on the Company's current estimates and mine plan for the Otjikoto Mine. B2Gold's costs in subsequent years may vary significantly from B2Gold's 2019 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to B2Gold's current mining operations or mine plan. B2Gold's current mine plan for the Otjikoto Mine is based on existing Mineral Reserves and processing of approximately 5.5 Mt from the indicated Mineral Resource LG stockpile when higher grade feed is not available. B2Gold conducts ongoing exploration and analyses at B2Gold's operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration, Development, and Production

The Otjikoto Mine had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its guidance range (of between 160,000 and 170,000 ounces). Compared to the prior-year, gold production was lower by 13% (24,188 ounces), as planned, due to a small amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Mill throughput was 3.4 Mt (compared to budget of 3.3 Mt and 3.5 Mt in 2017) and gold recoveries averaged 98.7% (compared to budget of 98.0% and 98.6% in 2017). Higher-grade ore production is planned to resume from the Wolfshag Pit in late 2019. In 2019, Otjikoto is budgeted to process a total of 3.4 Mt of ore at an average grade of 1.57 g/t Au and process gold recovery of 98%.

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2019. Gold production is scheduled to be significantly weighted towards the second-half of the year (as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and HG ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019).

The 2018 exploration program included drill testing several targets close to the Otjikoto Mine site to evaluate both open pit and underground potential targets.

The total exploration budget for Namibia in 2019 is $5 million. Exploration in 2019 will include 13,000 m of diamond drilling and 5,500 m of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 250 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

OTHER PROPERTIES

La Libertad Mine

La Libertad Mine is located in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. The mine is situated approximately 110 km due east of Managua, the capital city of Nicaragua and 32 km northeast of Juigalpa, the capital city of the Department of Chontales.

B2Gold holds 100% of the La Libertad exploitation concession, covering an area of 10,937.08 ha, which was granted by Ministerial Decree No. 032-RN-MC/94 (the "Ministerial Decree") for a 40-year term, expiring in 2034. B2Gold also holds 100% of the Buenaventura and Cerro Quiroz exploration concessions, which are contiguous with the La Libertad exploitation concession and cover a total of 4,600 ha.

The Ministerial Decree requires that B2Gold pays surface taxes on a semi-annual basis and pays a net 3.0% royalty on gross production revenues (ad valorem tax) to the government of Nicaragua.

B2Gold operates La Libertad Mine through its subsidiary, Desarrollo Minero de Nicaragua S.A. ("Desminic"). Desminic holds 100% of the La Libertad exploitation concession and the Buenaventura exploration concession. The Cerro Quiroz exploration concession is 100% indirectly held by the Company through its subsidiary, Cerro Quiroz Gold S.A.

The 2018 exploration program at La Libertad Mine included geological mapping, rock chip, stream sediment and auger sampling, trench sampling and drilling. A total of 109 core holes (14,991 m) were completed for exploration, infill, or geotechnical purposes at Cosmatillo, Chamarro, Jabali Antena, Mojon, Quintana, Rosario, San Antonio, and Tope North.

During 2018, political and social unrest in Nicaragua negatively impacted the Company's Nicaraguan operations including lower gold production and temporary suspension of the Jabali Antenna underground project. In 2018, La Libertad Mine produced 80,963 ounces of gold, below the low end of its revised guidance range (of between 90,000 and 95,000 ounces).

In addition, development of the Jabali Antenna underground project in 2018 was temporarily suspended, resulting in flooding of the underground workings. The subsequent underground mine dewatering was completed in mid-August and ramp development recommenced. Mine development in the fourth quarter of 2018 extended access to three mining areas, Zones 1, 2 and 3 in the central and eastern areas of the mine. Ore production from Jabali Antenna underground consisted only of development ore in the fourth quarter, with ore production from stopes in Zone 1 and Zone 2 anticipated in the first quarter of 2019. The mine permit for the new Jabali Antenna Pit was also delayed (production had been budgeted to start from the Jabali Antenna Pit in the third quarter of 2018). However, significant progress has recently been made towards achieving a mine permit. On February 28, 2019, public consultation was successfully completed for Jabali Antenna. The Company expects to receive the Jabali Antenna Open Pit permit in time to start production from the pit in the second-half of 2019. Mine permits are in place for all other open pit and underground operations at La Libertad. Due to the Jabali Antenna delays discussed above, the planned mill feed for the year of higher grade open-pit and underground ore from Jabali Antenna was replaced with lower-grade spent ore.

La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold in 2019. La Libertad's gold production is forecast to be weighted towards the second-half of the year.

In 2019, La Libertad is budgeted to process a total of 2.3 Mt of ore at an average grade of 1.42 g/t Au and process gold recovery of 94%.

Sustaining capital costs for La Libertad are planned to total $24 million, including $11 million for the last raise of the tailings storage facility and $4 million for underground development. There is no non-sustaining capital budgeted for La Libertad in 2019. La Libertad's exploration budget for 2019 is approximately $3 million for a total of 3,400 m of planned core drilling, to test several identified regional surface targets.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2018 were estimated at US$34.7 million on an undiscounted basis.

Current plans at La Libertad include mining and processing into 2020, with a combination of Mineral Reserves and Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Company has a successful track record of converting its Mineral Resources to Mineral Reserves, and exploration for additional mineral targets continues.

El Limon Mine

The El Limon Mine is located in northwestern Nicaragua approximately 100 km northwest of Managua, the capital of Nicaragua. B2Gold holds an indirect 100% interest in Triton Minera S.A., the mine operator.

The El Limon Mine is within the 12,000 ha "Mina El Limon" mineral concession that has a term of 25 years expiring in April 2027. There are, in addition, three exploration-stage mineral concessions, Bonete-Limon, San Antonio and Villanueva 2, which collectively cover a total of 7,200 ha. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. All of the permits required for exploration, mining and milling activities are in place for El Limon Mine apart from El Limon Central which is discussed below. Escalating annual surface taxes are payable to the Nicaraguan government for the Mina El Limon mineral concession.

In May 2018, the Company purchased the remaining 5% interest in El Limon Mine in Nicaragua for $2.5 million thereby increasing its interest to 100% from 95%. The El Limon Mine in Nicaragua produced 49,629 ounces of gold in 2018, near the low end of its revised guidance range (of between 50,000 and 55,000 ounces). Gold production at El Limon was also affected by the national political unrest, resulting in delays for the receipt of required permits for explosives and other shipments. However, in the fourth quarter of 2018, mining operations at El Limon returned to budgeted (normal) production rates, and development of the new Limon Central pit commenced. In June 2018, El Limon's gold production was also impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly-developed community stakeholder committee to ensure local concerns were addressed.

In 2018, a total of 184 drill holes (29,804 m) were completed on several targets; however, El Limon Central structure was the primary focus of drill activities. On October 5, 2018, the Company was granted the mine permit for the Limon Central Pit. Infrastructure development and pre-stripping operations at Limon Central commenced in late October 2018. The El Limon Central zone has been delineated along a 2.2 km strike length, and positive drilling results continue to expand El Limon Central zone to the north. The El Limon vein system is open to depth, indicating the potential to mine from underground in El Limon Central area once open-pit mining is completed. Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz, an average gold recovery of 88.1% (based on preliminary metallurgical testwork) and recent El Limon mine operating costs. The El Limon Central zone, at its closest location, is approximately 150 m from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure.

In October 2018, the Company announced positive results of an expansion study for El Limon Mine. The expansion study was conducted as an internal preliminary economic assessment ("PEA") to evaluate the LoM options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The recommendations from this study are to expand the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and adding a third stage of milling to achieve a fine grind. The expected result would be a longer mine life with higher gold production and lower cash operating costs and all-in sustaining costs. The PEA is preliminary in nature and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. Estimated expansion capital costs over a period of approximately 16 months for plant upgrades and expansions were reported as approximately $35 million.

In 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold. Gold production is scheduled to be weighted towards the second-half of the year, as HG ore production from the new Limon Central Pit is scheduled to commence at the beginning of the second-half of 2019.

El Limon's exploration budget for 2019 is approximately $3 million for a total of 3,300 m of planned core drilling to test a combination of brownfields targets in support of mine planning studies as well as to test previously identified regional exploration targets.

Sustaining capital costs for El Limon are budgeted to total $8 million in 2019, including $6 million in underground development and $1 million in processing spares and equipment. Non-sustaining capital is budgeted to total $23 million, including $20 million for pre-stripping costs for the Limon Central Pit and $2 million for processing plant improvements. B2Gold's technical team is conducting mine optimization studies for El Limon expansion. Current plans are to complete upgrades of the grinding circuit at a capital cost of approximately $2 million. This work is underway and is scheduled to be complete by October 2019. The upgrade is designed to allow El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2018 were estimated at US$18 million on an undiscounted basis.

Burkina Faso Regional Projects (Kiaka-Toega)

The Kiaka Project is located in south-central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 km southeast of the capital Ouagadougou. Access consists of 100 km of paved road from Ouagadougou to Manga, followed by 40 km of gravel road to the exploration camp. The Toega Project is located approximately 50 km north of the Kiaka Project and is accessed via the Ouagadougou-Koupela paved road, followed by a gravel road to the exploration camp.

Burkina Faso adopted a new Mining Code which was published at the official gazette (Journal Officiel) on October 29, 2015. The Mining Code includes increases in corporate income tax to 27.5% and an additional 1% tax for a Local Development Fund and a preferred dividend for the State of Burkina Faso.

The Kiaka Project is hosted within an exploitation licence issued on July 8, 2016 (the "Kiaka Licence") that is 5,402 ha in extent. The Kiaka Licence is held by Kiaka S.A., a Burkinabe company that is 81% owned by the Company (indirectly through our subsidiary Volta Resources Cayman (Inc.)), 9% owned by GAMS-Mining F&I Ltd., a Cypriot company, and 10% owned by the Government of Burkina Faso. A condition of the Kiaka Licence grant is that mine construction at the Kiaka Project is completed within two years of the issuance date which was in July 2018, a timeframe that the Company did not expect to meet. Under the Burkina Faso Mining Code, and subject to payment of relevant duties, the Kiaka Licence holder can apply for a two-year suspension of the period for construction on the basis that a project is not viable under ambient conditions, as evidenced by an economic study. The granting of a suspension is subject to the discretion of the Burkina Faso Minister of Mines. Kiaka S.A. filed a suspension request on May 8, 2018 and the Minister of Mines notified Kiaka S.A. on June 14, 2018 that it would be granted the two-year suspension. The Burkina Faso Mining Code further provides for two additional two-year suspensions, which can be applied for by the Kiaka Licence holder that, if granted, can delay the period for construction to a total maximum of six years. Having received the initial suspension, the Kiaka Licence has entered its second two-year period and Kiaka S.A. may apply for two additional suspensions in the future. Once all of the suspension periods have been exhausted, the Government of Burkina Faso has the right to withdraw the Kiaka Licence.

On February 26, 2019, the Kiaka convention was officially signed. This is an important formality for advancing the project but does not significantly change annual obligations or the path forward for the Company.

In addition to the Kiaka Licence, B2Gold holds five EPs in the Kiaka area, which comprise the Kiaka Regional Project, including the Toega Project, and five permits in other areas of Burkina Faso, for a total of 2,001.82 km2. All EPs were renewed in 2017 with expiry in 2026.

To meet the construction requirements of the Kiaka Licence, Kiaka S.A. must apply for, or be granted (by order (arrêté), a construction permit by the Ministry of Mines, which it currently does not have. If it obtains or receives a construction permit, certain customs duty and tax exonerations will apply for a period of two years after the issuance of the construction permit order (arrêté). If construction is not completed within two years of issuance of the construction permit, the exonerations will no longer be valid for the period beyond the two years. However, if at least 50% of construction has been completed during the two-year period, the Company may apply for an extension of the exonerations for an additional year. If granted, full exonerations will apply for the additional year. Pending completion of further economic analysis of the Kiaka Project, the Company has no current plans to apply for a construction permit at this time.

In 2018, 39 core holes (15,998 m), 47 RC drill holes (7,942 m), and three RC collar/core tail drill holes (987 m) were completed to better define the limits of the new zones of gold mineralization at the Toega prospect, and to explore the immediate area for additional mineralization.

On February 22, 2018 the Company announced (see news release dated 02/22/2018) an initial Inferred Mineral Resource on the Toega Project of 17,530,000 tonnes of 2.01 g/t Au, containing 1,130,000 gold ounces (on a 100% project basis) within an economically-constrained pit shell using a US$1,400/oz gold price, an average gold recovery of 86.2% (based on preliminary metallurgical testwork) and operating costs based on other B2Gold mining operations. The Toega mineralized zone now extends 1,200 m along strike, and is up to 430 m wide and up to 400 m deep. The Toega mineralized zone remains open along strike and to the north-northeast, and down dip and possibly to the west-northwest.

In 2019, the exploration budget for the Toega prospect and the Kiaka Regional district is $3.4 million. Continued exploration drilling of 6,000 m of RC drilling will be focused on expanding the Toega resource and test regional targets around the Toega and Kiaka deposits.

Gramalote Project

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 80 km northeast of Medellin, the regional capital of the Department of Antioquia. As at December 31, 2018, AngloGold Ashanti Limited ("AngloGold") and B2Gold have a 51% and 49% interest, respectively, in the Gramalote property. AngloGold is the manager of the joint venture project.

Total expenditures at the Gramalote Project in 2018 were $16.3 million versus a budget of $17.6 million and work focused on meeting all permit and regulatory requirements, grid drilling of LG and medium grade areas of Gramalote ridge, advancing the coexistence program with the small scale miners, and completing the studies required to finalize the site relocation plan. Based on an agreed budget and funding arrangement, the Company funded $6.0 million during 2018, $5.0 million associated with the 2018 program and budget and $1.0 million associated with carryover costs from 2017 activities. It was intended that B2Gold would dilute its interest in the Gramalote Project by approximately 1% based on the 2018 funding arrangement, but this has been put on hold based on re-evaluation work being conducted.

The Mineral Resource for Gramalote Ridge was recently redone by AngloGold using additional information and some key reinterpretations. This new model indicated the potential for a Mineral Resource with improved gold grades and contained ounces that could result in improved economics. The Company has reviewed this new model and a third-party audit was completed in February 2019. Based on the recommendations of the third-party audit, additional Mineral Resource models are being completed for Gramalote Ridge. The economics of the project are currently being re-evaluated based on these new models, and budgets, schedules and work programs for advancing the Gramalote Project will be developed once this evaluation has been completed. The Company expects to release the results of the new Gramalote Project economic study in the second quarter of 2019.

On February 20, 2019, a 2019 Funding Provisions Agreement was signed to provide funding for the Gramalote Project while these new evaluations are being conducted. Funding for up to six months for 2019 work programs, which is estimated at $4.7 million, will be done on a 51% AngloGold and 49% B2Gold basis. The 2019 Funding Provisions Agreement also provides that the Company will have the right to restore its 49% participating interest on terms to be negotiated and agreed to by the Company and AngloGold.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Risks related to our business

Commodity, Taxation, Currency and Market Risks

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations, our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; purchases and sales of gold by central banks; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

The price of gold decreased by approximately 2% over the most recently completed fiscal year, with a decrease in the price from $1312/oz on January 1, 2018 to $1,282/oz on December 31, 2018. Current and future price declines could cause commercial production or the development of new mines to be impracticable or unpredictable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to cease operations or development activities or to abandon or sell properties, which could have a negative effect on our profitability and cash flow.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations, could have a material adverse effect on our performance and profitability.

We are subject to the taxation laws of a number of different jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our performance and profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

As noted below, governments have used new or increased taxes applicable to the mining industry, such as income taxes, excise taxes and royalties, to raise government revenue. For example, the Philippines adopted a tax reform package effective January 1, 2018, which, among other things, increased the excise tax on fuel purchases and on ore sales. Both of these tax changes resulted in significant additional taxes for the Company. In addition, we understand that the Philippine government is considering further tax changes, which, if enacted, may affect corporate income tax rates (which may ultimately reduce corporate income tax payable at some point in the future) and remove the optional standard deduction on gross income for corporations (a form of tax deduction available to corporations in the Philippines, which allow them to deduct 40% of their gross income in lieu of itemized allowable deductions). Mining industry specific tax changes are also being proposed in the Philippines, which if enacted, are expected to introduce: (i) a new margin-based royalty on large-scale mining operations outside of mining reservation areas ranging from 1% to 5%, and (ii) an additional margin-based tax on windfall profits gained from mining operations from 1% to 10%. Both of these proposed tax reforms were approved by the Philippine House of Representatives in 2018, however, both currently remain under consideration by the Philippine Senate. At this time, it is not clear if or when such tax reforms will be passed into law and brought into force. Another example of potential tax reform is in Namibia where, in spring 2018, the Namibian government published a draft of a proposed 2018 Income Tax Amendment Bill. We understand that the proposed amendments contemplated under such draft bill, include, among others: (i) the introduction of a residence-based tax system and a deeming framework to determine Namibian residency for tax purposes, which is anticipated to deem any "company" (including, but not limited to, entities established under Namibian law and foreign entities having an office or place of business in Namibia) to be a "resident" for Namibian tax law purposes, (ii) the introduction of a final dividend withholding tax at a rate of 10% on dividends declared to Namibian residents, and (iii) the disallowing of the deduction of royalties and export levies in the determination of taxable income. Also, in Nicaragua, the National Congress has approved amendments to its Income Tax Code that would, among other things, (i) increase the rate of advance minimum tax from 1% to 3%, (ii) increase the rate of withholding tax on non-residents from 15% to 20%, (iii) eliminate certain key consumables, such as tires and explosives, from the exoneration of custom excise taxes, and (iv) increase payroll taxes. These amendments, if and when enacted, are expected to result in higher taxes payable by the Company.

While B2Gold has implemented initiatives to assess the impact of new and potential tax changes or reforms on its business and operations, it has no control over the adoption or implementation of such proposed legislative amendments, or the final form of any such tax changes which may or may not be as anticipated. Also, governments have proposed tax amendments in the past and ultimately not followed through with them or ultimately adopted amendments after significant modification. Accordingly, the timing and impact of any tax changes or reforms (including those described above), if adopted, and the extent to which they may affect the Company, which may be material and adverse, is not presently known. Further, there can be no assurance B2Gold will be able to undertake steps to mitigate the effects of such tax changes in an effort to preserve or promote the economic performance of the Company.

The Company has also recently completed and may complete in the future, corporate reorganizations and reorganizations of the entities holding its projects. In the event that such reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on the Company's business. The Company may also be subject to ongoing tax audits from time to time. Adverse results of such tax audits may have a negative effect on the business of the Company.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community, or government or other interference in the maintenance or provision of such infrastructure, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, including as a result of increased taxes on such commodities or construction materials or tighter supplies thereof, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our principal assets and operations are located in Canada, the Philippines, Namibia, Nicaragua, Mali, Burkina Faso, and Colombia. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

•Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

•Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and

•Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan Córdoba, Philippine peso, Colombian peso, Namibian dollar, West African CFA franc (which is pegged to the Euro), South African Rand and the Euro fluctuate against the U.S. dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. As of December 31, 2018, the exchange rate between the Córdoba and the U.S. dollar varies according to a pattern set by the Nicaraguan Central Bank. The Córdoba has been annually devalued versus the U.S. dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Market price of our Common Shares.

Our Common Shares are publicly traded and are subject to various factors that have historically made our Common Share price volatile. The market price of our Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including as a result of the risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our operating performance.

Production, Mining, and Operating Risks

Mining is inherently dangerous and subject to conditions or events beyond our control, including problems related to weather and climate in remote areas in which certain of our operations are located, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Annual Information Form and our other public disclosure contain guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, imposition of sanctions, insurrection, civil war or acts of terrorism; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations or new restrictions or regulations imposed by governmental or regulatory authorities; permitting or licensing issues; shipping interruptions or delays; or other risks described herein.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our non-producing properties. The development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Properties not yet in production, starting production or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Further, feasibility studies, pre-feasibility studies, and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition and our share price.

In addition, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines including building mining and processing facilities for new properties are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

Other risks associated with mineral exploration and development include but are not limited to: the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for; unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical and geological conditions; incorrect data on which engineering assumptions are made; potential increases in construction and operating costs due to shortages of and/or changes in the cost of fuel, power, materials, security and supplies; adequate access to the site and unanticipated transportation costs or disruptions; potential opposition or obstruction from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; equipment failures; natural phenomena; exchange rate and commodity price fluctuations; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments; and other risks associated with mining described herein.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business results of operations and financial condition.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources, since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

We must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The LoM estimates for each of our operating mines are based on our best estimates in respect of Mineral Reserves and Mineral Resources given the information available to us and may not be correct.

Actual ore mined may vary from estimates of grade, tonnage, dilution and metallurgical and other characteristics and there is no assurance that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

In addition, fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to uncertainty that may attach to Inferred Mineral Resources, Inferred Mineral Resources may not be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration. Our LoM estimates and production schedule at Otjikoto assumes blending production from LG stockpile material that has been classified as Indicated Mineral Resources and not Mineral Reserves. Our projections regarding continuing operations and production at La Libertad Mine beyond Mineral Reserves are based on the assumption that we will be able to mine certain Mineral Resources, including Inferred Resources, that have not been classified as Mineral Reserves. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that such projections will be realized. Although the Company has been successful in converting Mineral Resources to Mineral Reserves in the past, there is no certainty of converting Mineral Resources to Mineral Reserves and it may not be successful in the future.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; mining operations not meeting production or cost estimates; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Failures of information systems or information security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with our operations. Our operations depend, in part, on how well B2Gold and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses, which may adversely impact our reputation and results of operations.

Although to date we have not experienced any known material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks in Foreign Operations

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence or possibility of political or economic instability; conflict; terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; changes in taxation laws or policies; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining and social policies; social unrest on account of poverty or unequal income distribution; "black economic empowerment" or local ownership legislation; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland, and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest and instability. Changes, if any, in mining or investment laws or policies, political attitude or the level of stability in such countries may adversely affect our operations or profitability.

Moreover, governments throughout the world are continuing to target the mining and metals sector to raise government revenue. This trend is more common in the developing world. Numerous countries, including certain of those in which the Company operates, have introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of laws or governmental regulations affecting foreign ownership, mandatory state participation, taxation and royalties, exchange controls, permitting and licensing of exploration, development and production, land use restrictions, price controls, export controls, export and import duties, restrictions on repatriation of income or return of capital, requirements for local processing of mineral products, environmental protection, as well as requirements for employment of local staff or contractors, and requirements for contributions to infrastructure and social support systems. The impact of resource nationalization can have a material adverse effect on the Company, its business and its operations.

There can be no assurance that the countries in which the Company operates that have yet to adopt resource nationalization frameworks or regimes will not do so or pursue such in the future. Furthermore, there can also be no assurance that the terms and obligations of resource nationalization regimes to which the Company's operations are subject to will not increase or become more onerous. Government policy is beyond the control of the Company and such may change without warning and could have the effect of discouraging further investment in the Company's operations or limit the economic value the Company may derive therefrom.

Furthermore, there can also be no assurance that the Company's assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these kinds of circumstances, there is no assurance that such measures will effectively or sufficiently compensate the Company (and its investors), nor is there any assurance that such would occur in a timely fashion.

Our projects in the following jurisdictions are subject to certain additional risks:

(a)Mali

In recent years, Mali has been through a period of political instability and civil unrest. In March 2012, Mali was subject to an attempted coup d'état that resulted in the temporary suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. Since that time there have been periods of conflict, attacks by insurgents and acts of terrorism. Mali has been under a state of emergency since November 2015 and in October 2018, the Council of Ministers of Mali extended the country's state of emergency for one year through to October 2019. The United Nations also have a significant presence in Mali, through their Multidimensional Integrated Stabilization Mission in Mali ("MINUSMA"), which was established in 2013 to support political processes in Mali and carry out a number of security-related tasks. MINUSMA involves a coalition of various nations, including Canada, who recently committed to a 12 month peacekeeping campaign with the mission. While the efforts of MINUSMA are encouraging to the region, there can be no assurance that the political or security situation in Mali will not deteriorate further and disrupt our ability to continue gold production from our Fekola Mine. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

The Government of Mali may adopt a new mining code in the future, the timing and full details of which are unknown at this time. While the Company believes that this would not affect its operations at Fekola, as the Company's interest in the Fekola Mine is governed by the Fekola Convention which has been finalized and is enforceable and includes stabilization provisions which provide that the Fekola Mine is subject to the present 2012 Mining Code for the duration of its operations, the implications of any adoption of a new mining code on the Company's operations in Mali are unknown at this time.

(b)Namibia

Namibia is a member of the Southern African Customs Union ("SACU"), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia's trade is conducted with SACU members and, in its 2018 budget, the Namibian Ministry of Finance stated that a significant risk for revenue growth is the projected reduction of SACU revenue. The Namibian Government is highly dependent on SACU revenue, but Namibia's share of the SACU revenue is expected to decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

In 2015, Namibia released a first version, and in 2016, Namibia released a second version of the so-called Namibia Equitable Economic Empowerment Framework bill (the "NEEEF Bill"), a controversial bill which proposed, in effect, the forced transfer of 25% of the shares or economic interest in any business enterprise conducting business in Namibia to certain designated persons, being persons of colour, women and disabled persons. Whilst the NEEEF Bill contained various controversial provisions which may render it unconstitutional, the NEEEF Bill caused considerable uncertainty in the Namibian business community and the investor community, on account of which it is still under discussion and revision. During March 2018, the President of Namibia, in his State of the Nation Address, announced that the controversial 25% ownership pillar would be abolished. It was understood that a further version of NEEEF Bill would be re-submitted during May 2018, but no further version of the NEEEF Bill has since been circulated and the status of the NEEEF Bill currently remains uncertain. If the NEEEF Bill, in whatever revised form, is to become law, then, in any event, there would be a need to promulgate regulations to render it operative.

In 2016, the Namibian parliament passed a new investment law termed the Namibia Investment Promotion Act, 2016 (Namibia) (the "Namibia Investment Promotion Act"), which has not yet come into force. If it should become law and come into force, the Namibia Investment Promotion Act would materially change the legal basis on which foreign investments are to be made, maintained and withdrawn from Namibia. In essence, the law provides not only for reservation of certain businesses to Namibians, but also requires the approval of the Minister of Industrialisation, Trade and SME Development prior to making an investment, when expanding an investment and when disinvesting, on essentially a discretionary basis. The law also abolishes the recourse of foreign investors to international tribunals by insisting that any disputes be exclusively dealt with under Namibian law and by the Namibian courts. The Namibia Investment Promotion Act, should it come into force, may be expected to have a negative effect on investor security and new investments into Namibia. In the absence of regulations or guidelines with respect to the approval process, it is entirely at the discretion of the Minister to determine what type of foreign investments, disinvestments or changes to current investments will be allowed, and it is entirely speculative at this time to determine the extent to which the Namibia Investment Promotion Act would affect B2Gold Namibia in practice. As of March 2019, the Namibia Investment Promotion Act has not yet come into operation, and according to our information, the Minister of Industrialisation, Trade and SME Development is to introduce various amendments to the Namibia Investment Promotion Act to Parliament. As of March 2019, no amendment bill to the Namibia Investment Promotion Act has been circulated to stakeholders. Furthermore, if the Namibia Investment Promotion Act is to become law, then there would be a need for the Minister of Industrialisation, Trade and SME Development to promulgate regulations to render it operative.

(c)Philippines

The Philippines has and continues to experience certain degrees of instability due to terrorism. Security in certain areas of the country has deteriorated as a result of attacks, including bombings, by militant insurgents. There can be no assurance that the security situation in the Philippines will not deteriorate further, or that terrorist activities in the country will not increase, thereby disrupting the ability of the Masbate Gold Project to continue its gold production. Furthermore, there can be no assurance that the security situation in the Philippines will not have a material adverse effect on our operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the "Anti-Dummy Act"), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized businesses or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. There is a risk that, given the limited precedents to date in the country, that the structure through which we hold the Masbate Gold Project could be challenged or require changes. Any failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

(d)Nicaragua

From April to July 2018, Nicaragua saw significant social unrest. This development resulted in significant protests by citizens and ultimately led to roadblocks being established near La Libertad, which temporarily restricted the supply of key consumables (fuel and lime) and affected gold production at the mine. As a result of the onset of these social conflicts, development of the Jabali Antenna Underground project was temporarily suspended by the Company, which resulted in the delay of the forecast Jabali Antenna Pit development. Additionally, gold production at El Limon was also temporarily impacted by illegal road blockades related to local employment issues for the community.

While regular operations at La Libertad (including the development of the Jabali Antenna Underground) and El Limon have resumed since the onset of social unrest, there is the risk that our Nicaraguan operations could be materially impacted by further work stoppages due to illegal road blockades or social conflict in the future. While the Company is continuing to seek a permanent solution to avoid further disruptions, there can be no assurance that a permanent solution will be found and that the Company will not have to suspend operations again. Suspension of our operations at our mines or properties in Nicaragua, and elsewhere, could have a material adverse effect on our business, financial condition and results of operations.

(e)Burkina Faso

Similar to its Malian neighbour, Burkina Faso has also seen recent political instability and civil unrest. In the last few months, security in the country has deteriorated as attacks by militant insurgents have increased in frequency and severity. In response to these attacks, Burkina Faso declared a state of emergency in several of its northern provinces in December 2018. There can be no assurance that the security situation in Burkina Faso will not deteriorate further thereby disrupting our operations in the country. Furthermore, there can be no assurance that the security situation in Burkina Faso will not have a material adverse effect on our operations and financial condition.

The new mining code adopted by Burkina Faso in July 2015 introduced changes to the mining legislation, including changes affecting taxation, licensing, the requirement to pay a preferred dividend to the state, requirements for employments of local personnel or contractors and other benefits to be provided to local residents. A condition of the Kiaka Licence grant is that mine construction at the Kiaka Project is completed within two years of the issuance date which was in July 2018, a timeframe that the Company did not expect to meet. Under the Burkina Faso Mining Code, and subject to payment of relevant duties, the Kiaka Licence holder can apply for a two-year suspension of the period for construction on the basis that a project is not viable under ambient conditions, as evidenced by an economic study. The granting of a suspension is subject to the discretion of the Burkina Faso Minister of Mines. Kiaka S.A. filed a suspension request on May 8, 2018 and the Minister of Mines notified Kiaka S.A. on June 14, 2018 that it would be granted the two-year suspension. The Burkina Faso Mining Code further provides for two additional two-year suspensions, which can be applied for by the Kiaka Licence holder that, if granted, can delay the period for construction to a total maximum of six years. Having received the initial suspension, the Kiaka Licence has entered its second two-year period and Kiaka S.A. may apply for two additional suspensions in the future. Once all of the suspension periods have been exhausted, the government has the right to withdraw the Kiaka Licence. There can be no assurance that the Company will be granted further suspensions for extending the time frame to complete mine construction. Furthermore, if such suspensions are not granted and the Company does not commence mine construction at the Kiaka Project within the prescribed time period, there is a risk the Company could lose its rights to the Kiaka Licence.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Certain of our exploration and development and mining properties, including the Masbate Gold Project and La Libertad Mine, and certain of our exploration properties in Mali, are subject to significant small scale and artisanal mining activity. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use NaCN or mercury which are toxic materials. Should an artisanal miner's NaCN or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of Filminera, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although Filminera is not legally liable for their contamination, Filminera has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, Filminera, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and Filminera, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, Filminera has a stated position of allowing some level of activity; however, Filminera requires it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of Filminera.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a mining concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives. Formerly, we processed a portion of their output from areas that were mutually agreed upon. However, this scenario has changed due to the establishment of an unaffiliated small process facility that specializes in processing artisanal miner ore. Aside from work organized as cooperatives, there is also independent artisanal mining being carried out. Artisanal miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession.

Compliance and Regulatory Risks

Our operations are subject to stringent laws and regulations, which could significantly limit our ability to conduct our business.

Our activities are subject to stringent laws and regulations governing, among other things, prospecting, development and production; imports and exports; taxes; labour standards, occupational health and mine safety; mineral tenure, land title and land use; water and air quality regulations; protection of endangered and protected species; social legislation; and other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities (including orders issued by regulatory or judicial authorities causing operations to cease, be suspended or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions) or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in the Philippines, Mali, Namibia and Nicaragua, and our various exploration and development projects are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such permits or obtain any other permits that may be required.

In Namibia, certain new mineral licences or renewals of existing mineral licences may be subject to certain terms and conditions relating to "Namibianisation" (i.e. transferring a portion (commonly 5%)) of the shareholding in the respective licence holder to Namibian citizens or Namibian controlled companies, as well as undertaking social welfare or community upliftment obligations, specifically in respect of the poor, women and youth in Namibia. It may also be subject to the licence holder appointing a certain percentage of its management (currently 20%) from Namibian citizens, specifically also persons of colour, women or disabled persons. While we understand that such terms and conditions do not currently apply to ML 169 in respect of the Otjikoto Project, although it is not entirely clear, they may be applicable to renewals of EPL's and ML's in the future as well as any new grants of mineral licences to B2Gold.

Laws and regulations in the Philippines may affect the Company's ability to secure additional permits necessary for the planned new pit operations at the Masbate Gold Project.

EO#79 issued on July 6, 2012 provides that no new MPSAs shall be entered into until new legislation rationalizing revenue sharing is in effect. Pursuant to Memorandum#1, the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing, and/or approval of applications for mining permits and environmental compliance certificates. We understand that Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016. Existing DENR regulations allow the expansion of operating mines under certain conditions and subject to compliance with specific project requirements.

There have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licenses, permits and approvals for future operations, or additional licenses, permits and approvals associated with new legislation. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the renewal of environmental clearance certificates, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any claim against or indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Some of our properties have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of NaCN, which is a toxic material. Should NaCN leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unrecognized risks under environmental obligations, exploration, development and mining activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, from prior estimates of reclamation liabilities. For instance, the estimated rehabilitation and closure costs for the Fekola Mine are approximately US$28.4 million over the life of the mine.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are energy intensive and use large amounts of diesel fuel and electric power. The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures, higher temperatures, and extreme weather events, may have an adverse effect on our operations. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage our property or equipment and increase health and safety risks on mining sites. Such events or conditions could also have other adverse effects on our operations, our workforce and on the local communities surrounding our mines, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

Furthermore, our operations throughout the globe depend on consistent supplies of essential commodities and other essential inputs to operate efficiently. In the event that the effects of climate change, including extreme weather events, cause prolonged disruptions to the delivery of essential commodities and other essential inputs or affect the prices or availability thereof, our production at our operations may be reduced, delayed or halted, and as a result the profitability of our business may be materially affected.

The key sources for direct GHG emissions at our operations are from electricity to operate our processing plants (from crushing and grinding to leaching, electrowinning and smelting) and the fuel for mobile equipment. Other than the electricity generated by our hybrid-solar power plant at the Otjikoto Mine, our Masbate, Otjikoto and Fekola operations generate 100 percent of their electricity on site via heavy fuel oil power plants with diesel powered back-up. Our La Libertad and El Limon operations purchase their electricity from the grid with diesel powered back-up. The level of emissions of GHG our operations emit fluctuates and varies from operation to operation. Furthermore, one-off projects or endeavours, such as the construction of a new mine, may also result in an acute increase in GHG emissions above those generally emit during our ongoing and regular operations.

Currently, a number of governments or governmental bodies throughout the globe have introduced or are contemplating regulatory changes in response to the potential impacts of climate change in an effort to curb GHG emissions. Additionally, ongoing international negotiations may result in the introduction of climate change regulations or frameworks on an international scale. These, and the costs associated with complying with such kind of measures, may have an adverse impact on our operations and the profitability of our business

Overall, B2Gold views climate change as an increasingly important global challenge for businesses and communities alike. Accordingly, the Company is committed to promoting responsible energy use through improved efficiencies and, where there is a business case, adopting fuel alternatives and renewables. An example of this in practice is the recently opened hybrid-solar power plant at the Otjikoto Mine, which is further discussed under the heading "General Development of the Business - Three Year History".

An adverse outcome of the DENR audit could have a material adverse effect on the Company's business and operations in the Philippines.

As described under the heading "General Development of the Business - Three Year History", the Company's Masbate Gold Project, and the Philippines mining industry as a whole, were subject to an audit by the DENR, which began in 2016 and the most recent results of which were released in November 2018. While the Company believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit has not been determined. Enforcement action, such as a suspension of operations or significant penalties, may have a material and adverse effect on our business, operations, production estimates and financial condition. As of this time, the Company has not received any notice of suspension or closure and is not among those announced as subject to suspension or closure, including those announced more recently in November 2018. Another general audit on operating mines in the Philippines is scheduled in 2019 but no notice has been received yet by the Company, and as such, the result of any such audit is not known.

We are subject to various anti-corruption laws and regulations, and carry on business in jurisdictions which may be subject to sanctions or other similar kinds of measures, and our failure to comply with such laws, regulations, sanctions and measures may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia and Mali are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure by the Company or its predecessors to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Certain jurisdictions in which we carry on business (including, without limitation, Nicaragua and Mali) are, or may become, subject to or certain of its citizens are, or may become, subject to, sanctions or other similar measures imposed by individual countries, such as the United States, or the general international community through mechanisms such as the United Nations. In addition to the jurisdictions in which we carry on business being, or potentially becoming, subject to sanctions or other similar measures, there is the risk that individuals or entities with which B2Gold currently engages or does business with could be designated or identified under such sanctions or measures. Failure by the Company to comply with such sanctions or measures, whether inadvertent or otherwise, could expose the Company and its senior management to: civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations, at both the specific operations of the Company and the Company as a whole. B2Gold is strongly committed to fully complying with any and all sanctions and other similar measures that affect its business and the jurisdictions in which it operates. Additional or expanded sanctions may have other impacts on the Company and its operations.

On November 27, 2018, U. S. President Donald Trump issued an Executive Order creating a new sanctions program that targets certain persons who are found to be involved in serious human rights abuses, political repression, or public corruption in Nicaragua, as well as all persons who have served as Nicaraguan Government officials since January 10, 2007 (the "Nicaraguan EO"). In addition, the U.S. Government maintains other economic sanctions programs that may affect Nicaragua, including but not limited to, the Venezuelan Sanctions Regulations ("VSR"). On January 28, 2019, Alba de Nicaragua, S.A. (d/b/a Albanisa), which sells petroleum products in Nicaragua, and any entity in which Alba de Nicaragua, S.A. holds an interest of 50% or more, became subject to sanctions under the VSR.

B2Gold is of the view that its operations in Nicaragua are not violating any sanctions imposed by the United States which may affect Nicaragua or its citizens, including, among others, the Nicaraguan EO, the VSR, and any of their related processes. However, because these situations remain in flux, there is the risk that additional individuals or entities with which B2Gold currently engages or does business could be designated under these sanctions or become subject to other similar measures, and such could have a material adverse impact on the Company's Nicaraguan operations and the Company as a whole. B2Gold has taken proactive steps to address and assess the impact of such U.S. sanctions on its operations in Nicaragua and is strongly committed to fully complying with any and all of these sanctions.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the NYSE American LLC (the "NYSE American") and, accordingly, we are subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our Common Shares or the market value of our other securities.

Financial Risks

The Company may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict the Company's current or future operations and the indebtedness may have a material adverse effect on the Company's financial condition and results of operations.

The Company's ability to make scheduled payments on the Credit Facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company's indebtedness, including indebtedness under the Credit Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Credit Facility or the Company's other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company's borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Credit Facility contains a number of covenants that will impose significant operating and financial restrictions on the Company and may limit the Company's ability to engage in acts that may be in its long term best interest. In particular, the Credit Facility restricts the Company's ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company's ability to grow in accordance with its strategy.

Further, the Company's maintenance of its debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. The Company's indebtedness could have important consequences, including:

•limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•increasing the Company's vulnerability to general adverse economic and industry conditions;

•exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•limiting the Company's flexibility in planning for and reacting to changes in the industry in which it competes;

•placing the Company at a disadvantage compared to other, less leveraged competitors; and

•increasing the Company's cost of borrowing.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Our insurance does not cover all potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Relationships with Key Stakeholders

We are subject to risks related to community relations and community action, including Aboriginal and local community title claims and rights to consultation and accommodation, which may affect our existing operations and development projects.

As a mining business, we come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities frequently require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may also attempt to disrupt our operations.

We are subject to a variety of risks associated with partial ownership or joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are not wholly-owned by us or are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of jointly-held projects and joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

•inability to exert influence over certain strategic decisions made in respect of joint venture properties;

•a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;

•bankruptcy of the joint venture participant;

•disagreement with joint venture participants on how to develop and operate mines efficiently;

•inability of participants to meet their obligations to the joint venture or third parties; and

•litigation between participants regarding joint venture matters.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera.

The Company, through its subsidiaries, is a minority shareholder in Filminera, which owns the Masbate Gold Project. Zoom is the majority shareholder. As the minority shareholder, we are not in a position to exercise sole decision making authority regarding the Masbate Gold Project. We may be unable to cause Filminera to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest) and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and Filminera, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible.

In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of Filminera; however, we may not be successful in such efforts.

Our interest in the Pajo concession is on a similar basis and is subject to similar risks.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees, outside contractors and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any "key-man" insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold's relations with its unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at El Limon Mine is effective until October 22, 2020. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2019. A new agreement was signed in January of 2018. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

Our operations at La Libertad and El Limon Mines have been disrupted by work stoppages in the past due to illegal road blockades. We are continuing to seek a permanent solution to avoid further disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at our mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations. While negotiations are ongoing with respect to a collective bargaining agreement covering the workers at Otjikoto Mine and an agreement is expected to be reached in the coming weeks which will be retroactive to March 1, 2019, we may not be able to satisfactorily renegotiate our collective labour agreements and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour.

Our reputation may be negatively affected by social media and other web-based applications, which are beyond our control.

As a result of the increased usage and the speed and the global reach of social media and other web-based applications used to generate, publish and discuss user-generated content and to connect with others, the Company is at a much greater risk of losing control over how it is perceived by the public.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether credible, factual, true or not. While the Company places a great emphasis on protecting and nurturing its strong reputation, it does not ultimately have direct control over how it is perceived by others, including how it is viewed on social media and other web-based applications.

Harm to the Company's reputation (which could be promulgated through social media and other web-based applications) may lead to increased challenges in developing and maintaining investor confidence and stakeholder relations, and could act as an obstacle to the Company's overall ability to maintain its current operations, to advance its projects, and to procure capital from investors, which could have a material adverse effect on the Company and our business.

DIVIDENDS

We have not declared any dividends or distributions on our Common Shares since our incorporation. The Board may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 19, 2019, 1,004,561,004 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. The Board may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Stock Options

In 2018, the Board and our shareholders approved the adoption of an amended and restated stock option plan (the "2018 Stock Option Plan") for the benefit of our employee-directors, employees and consultants. The purpose of the 2018 Stock Option Plan is to provide eligible persons with an opportunity to purchase our Common Shares and to benefit from the appreciation in the value of such Common Shares. The 2018 Stock Option Plan increases our ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from our growth. The Board has the authority to determine the employee-directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the 2018 Stock Option Plan.

Some of the key provisions of the 2018 Stock Option Plan include, among others:

(a)the maximum number of Common Shares issuable pursuant to options granted under the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to all of our other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will be a number equal to 8.0% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(b)a restriction that no more than 8.0% of the total number of issued and outstanding Common Shares may be issuable to our insiders pursuant to options granted to insiders under the 2018 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(c)a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the 2018 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements, unless we have obtained disinterested shareholder approval;

(d)non-employee directors are not eligible to receive options under the 2018 Stock Option Plan; the vesting period of all options shall be determined by the Board, provided that options granted to the Chief Executive Officer of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date; and

(e)options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the Board and the options are non-transferable and non-assignable;

As at March 19, 2019, there are 56,907,414 stock options outstanding under the 2018 Stock Option Plan, as amended. As at March 19, 2019, there are also zero (0) options to purchase Common Shares that remain outstanding from the acquisition of Volta Resources Inc. From January 1, 2019 to February 27, 2019, 10,034,734 stock options were exercised for gross proceeds of $26,046,168.

Restricted Share Unit Plan

In 2018, the Board and our shareholders approved certain amendments to our restricted share unit plan. Adoption of these amendments was part of our continuing effort to build upon and enhance long term shareholder value. The restricted unit plan, as amended (the "2018 RSU Plan"), reflects our commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the "RSUs") may be granted by our Compensation Committee, which has been authorized to administer the 2018 RSU Plan, to our employee-directors, executive officers and employees (the "Designated Participants"). The Compensation Committee is entitled to exercise its discretion to restrict participation under the 2018 RSU Plan. Pursuant to the 2018 RSU Plan, 20,000,000 Common Shares are reserved for issuance.

Some of the key features of the 2018 RSU Plan include, among others:

Awarding RSUs

•The maximum number of Common Shares issuable to insiders, at any time, pursuant to the 2018 RSU Plan, together with all of our other security based compensation arrangements, is 8.0% of our issued and outstanding Common Shares at any time.

•The maximum number of Common Shares issuable to insiders within any one year period pursuant to the 2018 RSU Plan, together with all of our other security based compensation arrangements, is 8.0% of our issued and outstanding Common Shares at any time.

•Non-employee directors are not eligible to receive RSUs under the 2018 RSU Plan.

•Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

•Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

•In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

•If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

•Each RSU entitles the holder, subject to the terms of the 2018 RSU Plan, to receive a payment in fully-paid Common Shares and will be redeemed five days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

As at March 19, 2019, we have issued 12,934,517 Common Shares under the 2018 RSU Plan. 2,053,700 RSUs have been granted for which Common Shares have not yet been issued. Accordingly, 5,011,783 RSUs remain available for grant under the 2018 RSU Plan.

Deferred Share Unit Plan

On December 13, 2017, the Board approved a Deferred Share Unit Plan ("DSU Plan"). The purpose of the DSU Plan is to provide non-employee directors of the Company with an opportunity to participate in the long term success of the Company and to promote a greater alignment of interests between the directors and shareholders of the Company. As at March 19, 2019, 534,148 DSUs have been granted under the DSU Plan.

The Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (an "Eligible Person") is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

•The Board may grant Deferred Share Units ("DSUs") to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a "Participant"). The number of DSUs to be credited to a Participant's account, and the date on which such DSUs will be credited to such Participant's account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

•A Participant may elect to receive 50% or 100% of such Participant's total cash compensation earned in the applicable financial year (the "Elected Amount") in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant's account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant's account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

•On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with "dividend equivalent" DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

•On the applicable redemption date, the Company will pay a Participant who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs recorded to such Participant's account, net of any applicable withholding tax.

•In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant's death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant's account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol "BTO". The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1-19	4.23	3.63	41,596,430
	February	4.40	3.84	59,602,600
2019	January	4.17	3.43	84,602,400
	December	4.00	3.26	61,865,300
	November	3.67	3.21	51,185,000
	October	3.64	2.92	68,345,400
	September	3.10	2.82	39,411,600
	August	3.33	2.77	37,945,000
	July	3.43	3.21	28,876,800
	June	3.56	3.34	30,272,900
	May	3.75	3.36	42,413,000
	April	3.80	3.36	50,532,400
	March	3.99	3.44	57,504,900
	February	3.99	3.35	57,922,000
2018	January	4.06	3.52	76,748,200

On March 19, 2019, the closing price of our Common Shares on the TSX was C$3.77 per share.

Our Common Shares are listed for trading on the NYSE American under the symbol "BTG". The following table sets out the market price range and trading volumes of our Common Shares on the NYSE American for the periods indicated.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1-19	3.16	2.82	79,679,657
	February	3.35	2.90	86,238,180
2019	January	3.18	2.63	88,587,739
	December	2.94	2.47	100,554,100
	November	2.75	2.42	71,418,300
	October	2.78	2.27	95,679,900
	September	2.35	2.15	64,445,700
	August	2.55	2.10	59,347,900
	July	2.61	2.43	46,227,500
	June	2.76	2.51	53,159,500
	May	2.94	2.60	58,226,000
	April	3.02	2.64	58,455,800
	March	3.13	2.66	94,101,500
	February	3.15	2.65	97,436,000
2018	January	3.30	2.83	116,148,400

On March 19, 2019, the closing price of our Common Shares on the NYSE American was US$2.82 per share.

Prior Sales

The following table summarizes the issuances of securities that are not listed or quoted on a marketplace by us during the most recently completed financial year.

Date of Issue	Number of Securities	Security	Price per Security ($)
July 9, 2018	550,000	Stock Options	$3.32
July 9, 2018	266,791	Deferred Share Units	$3.35
July 12, 2018	1,456,040	Restricted Shares Units	$3.27
July 23, 2018	23,385,000	Stock Options	$3.37
August 14, 2018	1,050,000	Stock Options	$3.03
August 21, 2018	120,000	Stock Options	$3.07
October 2, 2018	300,000	Stock Options	$2.94
October 2, 2018	24,222	Deferred Share Units	$2.89
October 22, 2018	120,000	Stock Options	$3.44
November 14, 2018	410,000	Stock Options	$3.24

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our current directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer as at the date of this Annual Information Form. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)
Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold	December 17, 2006	6,500,593(2)
Robert Cross(3)(4)(5) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	721,660
Robert Gayton(3)(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987	October 22, 2007	299,000
Jerry Korpan(3)(5)(6) London, England	Director	Director of several public natural resource companies	November 20, 2007	2,600,000
Bongani Mtshisi(4)(6) Gauteng, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800
Kevin Bullock(3) Ontario, Canada	Director	Formerly Chief Executive Officer and director of Mako Mining Corp. and President and Chief Executive Officer of Volta Resources Inc.	December 20, 2013	74,190
George Johnson(6) Washington, USA	Director	Senior Vice President of Operations, B2Gold, until April 30, 2015	March 15, 2016 (as Director)	500,000
Robin Weisman(5)(6) Virginia, USA	Director	Principal investment officer of the mining division at the International Finance Corporation, a member of the World Bank Group	October 23, 2017	2,000
Roger Richer(7) British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold	December 17, 2006	3,276,250(2)
Michael Cinnamond(7) British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of B2Gold, Senior Vice President, Administration of B2Gold; formerly a partner at PricewaterhouseCoopers LLP	July 1, 2013	94,731
Tom Garagan(7) British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold	March 8, 2007	3,913,174(2)
Dennis Stansbury Nevada, USA	Senior Vice President of Engineering and Project Evaluations	Senior Vice President of Engineering and Project Evaluations; formerly Senior Vice President of Development and Production	March 8, 2007	3,219,033

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)
William Lytle(7) Colorado, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; Vice President, Africa of B2Gold; Vice President Country Manager, Namibia of B2Gold	December 1, 2010	80,413

Notes:

(1)The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2)Messrs. Johnson, Richer and Garagan are trustees of the Incentive Trust (the "Trustees") that holds 1,705,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer and Garagan as set forth in the table above excludes 426,250 Common Shares that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3)Member of the Audit Committee, Effective as of January 1, 2019, Mr. Bullock replaced Robert Cross on the Audit Committee.

(4)Member of the Compensation Committee.

(5)Member of the Corporate Governance and Nominating Committee, effective as of January 1, 2019 for Ms. Weisman.

(6)Member of Health, Safety, Environment & Social Committee.

(7)Member of the Disclosure Committee.

Shareholdings of Directors and Executive Officers

As at March 19, 2019, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 22,848,488 Common Shares, representing approximately 2.27% of the issued and outstanding Common Shares.

Cease Trade Orders or Bankruptcies

None of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

(a)was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold:

(a)is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding us.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In addition, all related party transactions must be approved by our Corporate Governance and Nominating Committee. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interests.

Code of Ethics

We have adopted a code of ethics, which is applicable to all directors, officers and employees. A copy of the code can be obtained from our website at www.b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by the Board. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the Board's responsibility to ensure that we have an effective internal control framework. The Audit Committee's primary function is to assist the Board to meet its oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chairman), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"), which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an "audit committee financial expert" within the meaning of the applicable U.S. securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Kevin Bullock

Mr. Bullock graduated from Laurentian University (Sudbury) in 1987 with a B.Eng and has been a registered Professional Mining Engineer in the province of Ontario since 1992. Kevin was previously Mako Mining Corp.'s CEO and prior to that was Volta Resources Inc.'s President and CEO and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. Kevin has over 30 years of experience, at senior levels, in mining exploration, mine development and mine operations and has been reviewing financial reports for over 20 years. Mr. Bullock has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Robert J. Gayton

Dr. Gayton is a Chartered Professional Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

Jerry Korpan

Mr. Korpan worked in the securities industry since 1978 and was Managing Director of Yorkton Securities, London until December 1999. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2011 to 2015, Mr. Korpan served as a director and a member of the audit committee of Midas Gold Corporation.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 (initial public offerings), Section 3.4 (events outside control of member) or Section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2018 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2018	$1,433,400	$Nil	$184,693	$12,634
2017	$1,327,364	$Nil	$71,604	$4,541

Notes:

(1)The aggregate audit fees billed.

(2)The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3)The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4)The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. There are no pending or contemplated legal proceedings to which the Company is a party or of which any of its material properties is the subject that would have a material effect on our financial condition or future results of operations. During the last financial year, the Company has not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely to be considered important to a reasonable investor in making an investment decision. The Company has not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered in the financial year ended December 31, 2018, or before the last financial year but are still in effect.

INTEREST OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2018.

Tom Garagan, P. Geo., Ken Jones, P.E., Kevin Pemberton, P.E. and John Rajala, P.E. are the authors responsible for the Masbate Technical Report.

Tom Garagan, P. Geo., Ken Jones, P.E., Peter Montano, P.E. and John Rajala, P.E. are the authors responsible for the Otjikoto Report.

Tom Garagan, P.Geo, William Lytle, P.E., Peter Montano, P.E., Ken Jones, P.E., Sandra Hunter, MAusIMM(CP), and David J.T. Morgan, MIEAust CPEng, are the authors responsible for the Fekola Feasibility Study.

To our knowledge, none of the persons above, except for Tom Garagan, our Senior Vice President, Exploration, William Lytle, our Senior Vice President, Operations, Peter Montano, our Project Director, John Rajala, our Vice President, Metallurgy, Kevin Pemberton, our Chief Mine Planning Engineer and Ken Jones, our Manager of Health, Safety, Environment and Permitting held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of B2Gold or of any associate or affiliate of B2Gold.

The Company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated March 12, 2019 in respect of the Company's consolidated financial statements for the year ended December 31, 2018 and the Company's internal control over financial reporting as at December 31, 2018. PricewaterhouseCoopers LLP has advised us that they are independent with respect to us in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information, including that relating to directors' and officers' remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on June 8, 2018.

Additional financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2018, which will be available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 19, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

"Clive Johnson"

Clive Johnson
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

Overall Purpose/Objectives

The Audit Committee (the "Committee") of B2Gold Corp. (the "Company") will assist the Board of Directors of the Company (the "Board") in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company's business, operations and risks.

Authority

2.1.The Board authorizes the Committee, within the scope of its responsibilities, to seek and have access to any information, including Company books and records, it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.The Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Composition, Procedures and Organization

3.1.The Committee will be comprised of at least three members of the Board.

3.2.Except as permitted by all applicable legal and regulatory requirements:

(a)each member of the Committee shall be "independent" as defined in accordance with Canadian National Instrument 52-110 - Audit Committee, U.S. securities laws and regulations and applicable stock exchange rules;

(b)each member of the Committee will be "financially literate" with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Additionally, at least one member of the Committee shall be financially sophisticated, shall be considered an "audit committee financial expert" within the meaning of the rules of the U.S. Securities and Exchange Commission and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer or other executive officer with financial oversight responsibilities; and

(c)none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3.The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.The Secretary of the Committee shall be elected by its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company or any other individual appointed by the Committee.

3.5.A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.12.Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member votes against such resolution or dissents.

3.13.A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, or at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.16.The internal accounting staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary. The external auditors will report directly to the Committee.

Roles and Responsibilities

The roles and responsibilities of the Committee are as follows.

4.1.Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2.Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3.Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

4.4.Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6.Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7.Review the annual financial statements and the results of the audit with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.Review the interim financial statements with management prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management's discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members. For greater certainty and without limiting the foregoing, the Committee must review and approve interim financial statements, annual financial statements, and interim and annual MD&A, prior to submission to the Board as a whole.

4.10.Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a)actual financial results for the financial period varied significantly from budgeted or projected results;

(b)generally accepted accounting principles have been consistently applied;

(c)there are any actual or proposed changes in accounting or financial reporting practices; and

(d)there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

4.14.Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.15.Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.Be directly responsible for:

(a)the selection of the firm of external auditors to be proposed for election by the shareholders as the external auditors of the Company;

(b)the oversight of the work of the Company's external auditors; and

(c)subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors. The external auditor shall report directly to the Committee.

4.17.Review and approve the proposed audit plan and the external auditors' proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company's management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee's decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.21.Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.22.Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.23.Review the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow-up to any identified weakness.

4.24.Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management's response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.25.Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.26.Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company's design of internal control over financial reporting and disclosure controls and procedures.

4.27.Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.28.Establish a procedure with regards to:

(a)confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.29.Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.30.Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.31.Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.32.Review and assess the adequacy of insurance coverage for the Company, including directors' and officers' liability coverage.

4.33.In accordance with the Company's Code of Business Conduct and Ethics, if circumstances arise, review and resolve any issues regarding conflicts of interest.

4.34.Perform other functions as requested by the Board.

4.35.If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors to assist, and set the compensation to be paid to such special counsel or other experts or advisors.

General

In addition to the foregoing, the Committee will:

(a)assess the Committee's performance of the duties specified in this charter and report its finding(s) to the Board;

(b)review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval; and

(c)perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.